                                                                    EXHIBIT 99.2


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                                  CONSOLIDATED
                                    FINANCIAL
                                   STATEMENTS

                                   YEAR ENDED
                               DECEMBER 31, 2003

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                        CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2003





CONSOLIDATED BALANCE SHEETS.....................................................       1-2


CONSOLIDATED STATEMENTS OF INCOME...............................................         3


CONSOLIDATED STATEMENTS OF CASH FLOWS...........................................         4


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY.................................         5


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       -   A. Basis of preparation..............................................         6
       -   B. Summary of significant accounting policies.......................       7-13
       -   C. Alliances.........................................................     14-16
       -   D. Detailed notes to the financial statements........................     17-47
       -   E. Post balance sheet events.........................................     48-49
       -   F. List of companies included in the consolidation for the year
              ended December 31, 2003...........................................     50-52


CONSOLIDATED FINANCIAL SUMMARY..................................................        53

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CONSOLIDATED BALANCE SHEETS
Before appropriation of profit

ASSETS
                                                                                  December 31,        December 31,     December 31,
in millions of euros                                               NOTE                   2003                2002             2001
                                                                   ----           ------------        ------------     ------------
INTANGIBLE ASSETS, NET                                            D.2
Goodwill ......................................................                           124                 134               141
Other intangible assets .......................................                           897               1,161               668
                                                                                        -----               -----             -----
                                                                                        1,021               1,295               809
PROPERTY, PLANT AND EQUIPMENT                                     D.3
Gross .........................................................                         2,230               1,989             1,630
Accumulated depreciation ......................................                          (781)               (594)             (401)
                                                                                        -----               -----             -----
Net ...........................................................                         1,449               1,395             1,229

LONG-TERM INVESTMENTS
Investments in/advances to equity investees ...................   D.5                     126                 109               100
Investments in/advances to non-consolidated companies .........   D.6                       8                  27               110
Other long-term investments ...................................   D.6                     108                  73                48
                                                                                        -----               -----             -----
TOTAL FIXED ASSETS ............................................                         2,712               2,899             2,296
                                                                                        -----               -----             -----
Deferred income taxes .........................................   D.11                    472                 484               471



Inventories ...................................................   D.7                     799                 823               805
Accounts receivable ...........................................   D.8                   1,491               1,311             1,566
Other current assets ..........................................   D.9                     897                 854               540
Short-term investments and deposits ...........................   D.10                  3,226               2,944             4,166
Cash ..........................................................                           152                 144               123
                                                                                        -----               -----             -----
TOTAL ASSETS ..................................................                         9,749               9,459             9,967
                                                                                        -----               -----             -----

The accompanying notes on pages 6 to 52 are an integral part of the consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS
Before appropriation of profit




LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                    December 31,     December, 31     December, 31
in millions of euros                                             NOTE                       2003             2002             2001
                                                                 ----               ------------     ------------     ------------
SHAREHOLDERS' EQUITY                                             D.12
Share capital ................................................                           1,466            1,465              1,464
  (December 31, 2003: 732,848,072 shares; December 31, 2002:
  732,367,507 shares; December 31, 2001: 732,005,084 shares)
Additional paid in capital and reserves ......................                           3,185            2,971              2,736
Net income for the period ....................................                           2,076            1,759              1,585
Cumulative translation adjustment ............................                            (404)            (160)               (17)
                                                                                         -----            -----              -----
TOTAL SHAREHOLDERS' EQUITY ...................................                           6,323            6,035              5,768
                                                                                         -----            -----              -----
MINORITY INTERESTS ...........................................                              18               17                 21

Long-term debt ...............................................   D.13                       53               65                119
Provisions and other long-term liabilities ...................   D.14                      754              786              1,053

Deferred income taxes ........................................   D.11                        9               10                 10

Accounts payable .............................................                             657              596                717
Other current liabilities ....................................   D.15                    1,620            1,599              1,994
Short-term debt ..............................................   D.16                      315              351                285
                                                                                         -----            -----              -----
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...................
                                                                                         9,749            9,459              9,967
                                                                                         -----            -----              -----

The accompanying notes on pages 6 to 52 are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF INCOME

in millions of euros                                                                 Year ended         Year ended        Year ended
                                                                                   December 31,       December 31,      December 31,
                                                                     NOTE                  2003               2002              2001
                                                                     ----          ------------       ------------      ------------

Net sales ........................................................   D.27-D.28         8,048              7,448              6,488
Cost of goods sold ...............................................                    (1,428)            (1,378)            (1,253)

GROSS PROFIT .....................................................                     6,620              6,070              5,235

Research and development expenses.................................                    (1,316)            (1,218)            (1,031)
Selling and general expenses .....................................                    (2,477)            (2,428)            (2,306)
Other operating income/(expense), net ............................   D.21                248                190                208

OPERATING PROFIT .................................................   B.15-D.28         3,075              2,614              2,106

Intangibles - amortization and impairment ........................                      (129)              (129)               (68)
Financial income/(expense), net ..................................   D.22                155                 85                102

INCOME BEFORE TAX AND EXCEPTIONAL ITEMS ..........................                     3,101              2,570              2,140

Exceptional items ................................................   D.23                 24                 10                281
Income taxes .....................................................   D.24             (1,058)              (746)              (842)

NET INCOME BEFORE INCOME FROM EQUITY INVESTEES, GOODWILL
AMORTIZATION AND MINORITY INTERESTS ..............................                     2,067              1,834              1,579

Income from equity investees, net ................................   D.5                  20                 20                 14

Goodwill amortization.............................................                        (8)                (8)                (7)

NET INCOME BEFORE MINORITY INTERESTS..............................                     2,079              1,846              1,586

Minority interests ...............................................   D.25                 (3)               (87)                (1)
                                                                                 -----------        -----------        -----------
NET INCOME .......................................................                     2,076              1,759              1,585
                                                                                 -----------        -----------        -----------
Weighted average shares outstanding...............................               702,745,208        727,686,372        731,711,225
                                                                                 -----------        -----------        -----------

EARNINGS PER SHARE, BASIC AND DILUTED (IN EUROS)..................                      2.95               2.42               2.17

The accompanying notes on pages 6 to 52 are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions of euros                                                                       Year ended     Year ended    Year ended
                                                                                         December 31,   December 31,  December 31,
                                                                          NOTE                   2003           2002          2001
                                                                          ----           ------------   ------------  ------------
NET INCOME............................................................                       2,076           1,759          1,585
Minority interests ...................................................                           3              87              1
Share in undistributed earnings of equity investees ..................                         (20)            (20)           (14)
Depreciation and amortization ........................................                         390             379            301
Gains on disposals of fixed assets, net of income taxes...............                         (15)             (9)          (216)
Provisions, long-term deferred taxes and other .......................                          (6)             64             75
OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL ................                       2,428           2,260          1,732
Dividends received from equity investees .............................                           -              11              -
(Increase)/decrease in inventories ...................................                         (55)            (78)          (105)
(Increase)/decrease in accounts receivable ...........................                        (206)            (18)          (235)
Increase/(decrease) in accounts payable...............................                          65             (77)            70
Change in other operating assets and liabilities (net)................                          33            (422)           356
                                                                                             -----           -----          -----
NET CASH PROVIDED BY OPERATING ACTIVITIES (A) ........................                       2,265           1,676          1,818
                                                                                             -----           -----          -----

Acquisitions of property, plant & equipment and intangibles...........    D.4                 (371)         (1,403)          (565)
Acquisitions of investments ..........................................                         (10)            (32)           (54)
Proceeds from disposals of fixed assets, net of income taxes .........                          27              22            492

Net change in loans, long-term advances and other investing cash                                 4               4             14
  flows ..............................................................
                                                                                             -----           -----          -----
NET CASH USED IN INVESTING ACTIVITIES (B) ............................                        (350)         (1,409)          (113)
                                                                                             -----           -----          -----
Issuance of Sanofi-Synthelabo shares..................................    D.12                   7               4              7
Capital contribution from minority shareholders ......................                           3               5              -
Dividends paid:
- to Sanofi-Synthelabo shareholders ..................................                        (579)           (473)          (317)
- to minority shareholders of subsidiaries ...........................                          (3)             (3)            (6)
Additional long-term borrowings ......................................                           1               1              9
Repayments of long-term borrowings ...................................                         (57)             (9)           (12)
Net change in short-term borrowings ..................................                          33              54             (1)
Acquisitions of treasury shares net of disposals, including
  disposals made in connection with stock option plans................                      (1,003)         (1,170)          (163)
                                                                                             -----           -----          -----
NET CASH USED IN FINANCING ACTIVITIES (C)                                                   (1,598)         (1,591)          (483)
                                                                                             -----           -----          -----
Impact of exchange rates on cash and cash equivalents (D)                                      (17)            (16)             3
NET CHANGE IN CASH AND CASH EQUIVALENTS (A) + (B) + (C) + (D) ........                         300          (1,340)         1,225
                                                                                             -----           -----          -----
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD .......................    B.10               2,465           3,805          2,580

CASH AND CASH EQUIVALENTS, END OF PERIOD .............................    B.10               2,765           2,465          3,805
                                                                                             -----           -----          -----

The accompanying notes on pages 6 to 52 are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

in millions of euros                                                                 ADDITIONAL     CUMULATIVE
                                                       NUMBER OF         SHARE    PAID IN CAPITAL   TRANSLATION
                                                         SHARES         CAPITAL     AND RESERVES    ADJUSTMENT         TOTAL
                                                       -----------    ----------- ---------------   -----------     -----------
BALANCE, DECEMBER 31, 2000 ......................      731,441,746          1,463         2,871             (30)          4,304
                                                       -----------    -----------   -----------     -----------     -----------
Dividends paid out of 2000 earnings
 (E0.44 per share) ..............................               --             --          (317)             --            (317)
                                                       -----------    -----------   -----------     -----------     -----------
Issuance of shares on exercise of stock options..          563,338              1             6              --               7
                                                       -----------    -----------   -----------     -----------     -----------
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2001..               --             --         1,585              --           1,585
                                                       -----------    -----------   -----------     -----------     -----------
Adjustments related to the Sanofi-Synthelabo
 merger (note D.12.4.) ..........................               --             --           176              --             176
                                                       -----------    -----------    -----------     -----------     -----------
Movement in cumulative translation adjustment ...               --             --             --              13              13
                                                       -----------    -----------    -----------     -----------     -----------
BALANCE, DECEMBER 31, 2001 ......................      732,005,084          1,464          4,321             (17)          5,768
                                                       -----------    -----------    -----------     -----------     -----------
Dividends paid out of 2001 earnings
 (E0.66 per share) ..............................               --             --           (473)             --            (473)
                                                       -----------    -----------    -----------     -----------     -----------
Issuance of shares on exercise of stock options..          362,423              1              3              --               4
                                                       -----------    -----------    -----------     -----------     -----------
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2002..               --             --          1,759              --           1,759
                                                       -----------    -----------    -----------     -----------     -----------
Adjustments related to the Sanofi-Synthelabo
 merger (note D.12.4.) ..........................               --             --             59              --              59
                                                       -----------    -----------    -----------     -----------     -----------
Change in accounting method (note D.12.3.) ......               --             --             24              --              24
                                                       -----------    -----------    -----------     -----------     -----------
Repurchase of shares (note D.12.5.) .............               --             --           (963)             --            (963)
                                                       -----------    -----------    -----------     -----------     -----------
Movement in cumulative translation adjustment ...               --             --             --            (143)           (143)
                                                       -----------    -----------    -----------     -----------     -----------
BALANCE, DECEMBER 31, 2002 ......................      732,367,507          1,465          4,730            (160)          6,035
                                                       -----------    -----------    -----------     -----------     -----------
Dividends paid out of 2002 earnings
 (E0.84 per share) ..............................               --             --           (579)             --            (579)
                                                       -----------    -----------    -----------     -----------     -----------
Issuance of shares on exercise of stock options..          480,565              1              6              --               7
                                                       -----------    -----------    -----------     -----------     -----------
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2003 .               --             --          2,076              --           2,076

Adjustments related to the Sanofi-Synthelabo
 merger (note D.12.4.) ..........................               --             --             45              --              45
                                                       -----------    -----------    -----------     -----------     -----------
Repurchase of shares (note D.12.5.) .............               --             --         (1,017)             --          (1,017)
                                                       -----------    -----------    -----------     -----------     -----------
Movement in cumulative translation adjustment....               --             --             --            (244)           (244)
                                                       -----------    -----------    -----------     -----------     -----------
BALANCE, DECEMBER 31, 2003 ......................      732,848,072          1,466          5,261            (404)          6,323
                                                       -----------    -----------    -----------     -----------     -----------


The accompanying notes on pages 6 to 52 are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003




A. BASIS OF PREPARATION


The consolidated financial statements of Sanofi-Synthelabo and its subsidiaries (the "Group") have been prepared in accordance with Rule 99-02 of the Comite de la Reglementation Comptable ("CRC") issued April 29, 1999 and applicable with effect from January 1, 2000. Under the option allowed by this rule, acquisitions of companies occurring prior to January 1, 2000 have not been restated.

Pursuant to CRC Rule 2000-06, which took effect on January 1, 2002, the Group reviewed all its liabilities as of that date for compliance with the new rule (see notes B.2.b and D.12.3).

The accounting policies and methods used are identical to those applied in the preparation of the consolidated financial statements for the year ended December 31, 2002, except for the new CRC Rule 2002-10 on the depreciation, amortization and impairment of assets, which Sanofi-Synthelabo Group has applied with effect from January 1, 2003 (see note B.2.a).




USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and the disclosures of contingent assets and liabilities as of the balance sheet date. Examples include provisions for returns, bad debts, product claims reserves, inventory obsolescence and length of product life cycles, provisions associated with restructuring activities, income tax exposures, environmental liabilities, estimated useful lives of goodwill and intangible assets and fair values of derivative financial instruments. Actual results could vary from these estimates.

B.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

B.1.   BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Sanofi-Synthelabo and subsidiaries which it controls, using the full consolidation method. The existence of effectively exercisable or convertible potential voting rights is taken into account in determining whether control exists.

Companies in which Sanofi-Synthelabo and outside shareholders exercise joint control over significant financial and operational policies are accounted for using the proportionate consolidation method. For such companies, the Group recognizes in its financial statements its share of assets and liabilities, revenues and expenses, and cash flows on the same lines as used for fully-consolidated subsidiaries, in proportion to the percentage interest held by the Group.

The Group defers recognition of its share of the margin generated by the purchase of products from within the Group until such products are resold to independent third parties. However, if it is probable that the loss on a transaction will result in a reduction in the net realizable value of such products or in other-than-temporary impairment, the loss is recognized immediately in the Group's financial statements.

Companies over which Sanofi-Synthelabo exercises significant influence are accounted for under the equity method.

All material intercompany balances and transactions have been eliminated in the consolidated financial statements. Profits or losses arising on transactions with consolidated companies or equity investees are eliminated in proportion to the percentage interest held by the Group in the company, until the assets are resold to an independent third party.

Companies are consolidated from the date on which control (exclusive or joint) or significant influence is transferred to the Group, and are excluded from consolidation from the date on which the Group transfers control or significant influence. The Group's share of post-acquisition profits or losses is taken to the statement of income, and post-acquisition movements in the acquired company's reserves are taken to consolidated reserves.

A list of companies included in the consolidation is presented in section F. of the notes to the consolidated financial statements.

The main non-consolidated companies are presented in note D.6.


B.2.   CHANGES IN ACCOUNTING METHOD

A)     CRC RULE 2002-10

Sanofi-Synthelabo has taken steps to comply with the new CRC Rule 2002-10 requiring a more detailed analysis of fixed assets. A review conducted by the Group showed that the only assets for which more detailed analysis was required were buildings and fixtures. As a result, the depreciation period for these assets has been adjusted from an average period of 20 years to periods ranging between 10 and 30 years.

Adoption of CRC Rule 2002-10 had no material impact on the Group's financial statements.

B)     CRC RULE 2000-06

Pursuant to the new CRC Rule 2000-06, which became effective as of January 1, 2002, the Group reviewed all its liabilities as of that date for compliance with the new rule. In 2002 the impact of applying this new rule was an adjustment to shareholders' equity of 24 million euros net of income taxes (see note D.12.3).

Adoption of CRC Rule 2000-06 had no material impact on net income for the years presented.

B.3.   FOREIGN CURRENCY TRANSLATION

Each foreign subsidiary measures its results in the currency that is most representative of its economic environment (the functional currency).

A) ACCOUNTING FOR TRANSACTIONS IN FOREIGN CURRENCIES IN INDIVIDUAL COMPANY ACCOUNTS

Fixed assets and inventories acquired in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of acquisition.

All amounts receivable or payable in foreign currencies are translated using the exchange rate prevailing at the balance sheet date or, where hedging instruments have been contracted in the market, at the hedged rate. The resulting gains and losses are recorded in the statement of income. However, foreign exchange gains and losses arising from the translation of capitalizable advances made to consolidated subsidiaries are reflected directly in the "Cumulative translation adjustment" line in shareholders' equity.

B) FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

All assets and liabilities are translated into euros using the exchange rate of the subsidiary's functional currency prevailing at the balance sheet date. The statements of income are translated using a weighted-average exchange rate for the period. The resulting translation difference is shown as a separate component of shareholders' equity and is recognized in the statement of income when the subsidiary is sold. By exception to this general rule, when a subsidiary operates in a hyper-inflationary environment with inflation exceeding 100% over a three-year period, fixed assets and inventories are translated using the exchange rate prevailing at the date of acquisition. Related statement of income items, such as depreciation expense, are translated using the same exchange rate as for the corresponding asset, and the resulting translation adjustment is recorded in the statement of income under "Financial income/(expense), net."


B.4.   GOODWILL

When the Group acquires control of a company, the separately identifiable assets and liabilities of the acquired company are included in the consolidated balance sheet at their fair value to the Group at the date of first consolidation.

The excess of the purchase price, including transaction-related expenses, over the fair value of the Group's share of the identifiable assets and liabilities as of the acquisition date is recorded as goodwill.

Goodwill is amortized over periods which do not exceed 40 years. Individual amortization periods are determined after considering the nature of the acquired business and the geographical location in which the acquired company operates. Goodwill is subject to an impairment review when events or circumstances indicate that an impairment might exist. Such events or circumstances include significant changes liable to have an other-than-temporary impact on the substance of the original investment.


B.5.   OTHER INTANGIBLE ASSETS

Patents are amortized over the shorter of the period of legal protection or their estimated useful life.

Licenses are amortized over the shorter of the duration of the agreement or their estimated useful life.

Trademarks, leasehold rights and other intangible assets are recorded at their acquisition cost and are amortized on a straight-line basis over their estimated useful lives, net of any provision for impairment if deemed necessary. Provisions for impairment are measured on the basis of the same objective criteria that were used for the initial valuation.

Rights to pharmaceutical products that are acquired from third parties prior to receipt of regulatory approval to market the products are expensed immediately as research and development expenses. However, amounts attributable to patents or other intellectual property rights relating to molecules are capitalized if they have a market value. In such cases, they are amortized on a straight-line basis over their estimated useful lives, net of any provision for impairment if their value in use is less than net book value.


B.6.   IMPAIRMENT OF INTANGIBLE ASSETS

The value of intangible assets is reviewed regularly once a risk of impairment has been identified. The impairment review involves a comparison of the net book value of the asset with the future cash flows from the asset.

Future cash flows are estimated by the Group on the basis of the medium-term plans for each business activity.

If net book value exceeds the value of the undiscounted cash flows, a provision for impairment is recorded equal to the difference between the discounted cash flows and net book value. The discounting rate used is determined with reference to the risks inherent in the business activities in question and to the economic situation in the country in which they operate.


B.7.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at acquisition cost to the Group or estimated value on the date of first consolidation and are depreciated on a straight-line basis over their estimated useful lives.

Interest charges incurred on the financing of property, plant and equipment during the construction period are capitalized.

Leased assets are recorded as a fixed asset with a related liability when the terms of the lease effectively transfer the risks and rewards of ownership of the asset to the Group.

Property, plant and equipment are depreciated over the following estimated useful lives:

Buildings and fixtures                          10 to 30 years
Plant and equipment                             8 to 10 years
Other tangible fixed assets                     4 to 10 years


B.8.   INVESTMENTS IN/ADVANCES TO NON-CONSOLIDATED COMPANIES

Investments in and advances to non-consolidated companies are recorded at acquisition cost. A provision for impairment is recorded when the value in use to the Group as of the balance sheet date is less than acquisition cost, after taking account of various factors including the share held in the company's net assets, its future earnings prospects, its position in the market, and, if listed, the current market price.


B.9.   INVENTORIES

Inventories are valued at the lower of cost or net realizable value. Cost is calculated using the weighted average cost method or the first-in, first-out method. Returned goods are recorded at the standard cost of the accounting period in which the return occurs. Expected returns are provided for at the end of the accounting period based on the Group's past experience.


B.10.  SHORT-TERM INVESTMENTS AND DEPOSITS

Short-term investments are valued at the lower of cost or market value. They include treasury shares acquired and held in connection with stock option plans and allocated to these plans over the term of the plan. The valuation method used depends on the probability that the option will be exercised:

     - where exercise is PROBABLE, because the exercise price is lower than the stock market price at the balance sheet date, the shares are valued plan by plan at the lower of acquisition cost or exercise price;

     - where exercise is IMPROBABLE, because the exercise price is higher than the stock market price at the balance sheet date, and in the case of shares not yet allocated to plans or that have become void, the shares are valued at the lower of the average acquisition cost of all these shares or the average stock market price for the last month of the financial year.

Cash and cash equivalents in the statement of cash flows comprise all liquid assets, including petty cash, bank accounts, short-term deposits with an original maturity of three months or less and short-term investment securities other than treasury shares.

B.11.  REVENUE RECOGNITION

The Group derives the majority of its revenues from the sale of pharmaceutical products. Revenue is recognized when all of the following criteria are met: persuasive evidence exists of agreement between the parties; delivery has occurred or services have been rendered; and the price is fixed or determinable. Revenue from product sales is recognized when the risk and rewards of ownership pass to the customer. Licensing income is reflected in gross profit over the period during which it is earned. Sales of pharmaceutical product rights are recorded as exceptional income upon disposal of the rights, when no further obligation exists and there is no continuing commitment on the part of the Group. Non-refundable up-front payments received in respect of research and development and/or marketing agreements are recognized immediately in the statement of income under "Research and development expenses".

Provisions for discounts, rebates to customers and product returns are recorded at the time the related sales are recognized, and are classified as adjustments to consolidated net sales.

B.12.  COST OF GOODS SOLD

Cost of goods sold consists primarily of the industrial cost of goods sold, licensing income and charges, distribution costs, and specific government levies related to the pharmaceuticals sector paid in certain countries.

B.13.  RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

B.14.  OTHER OPERATING INCOME/(EXPENSE), NET

"Other operating income/(expense), net" relates primarily to profit sharing arrangements with partners under joint venture and alliance agreements. The effects of these profit sharing arrangements are reflected in operating profit (note C.).

B.15.  OPERATING PROFIT

Operating profit includes profits and losses from joint venture operations, in particular with Bristol-Myers Squibb, which are shown on the line "Other operating income and expense" (see notes B.14 and C.1). Amortization and impairment of intangible fixed assets, which are technically an operating item, are shown on a separate line below operating profit, in line with the definition used by the Group.

B.16.  INTANGIBLES - AMORTIZATION AND IMPAIRMENT

"Intangibles - amortization and impairment" includes all amortization and impairment relating to intangible assets other than software and goodwill. Amortization of software is reflected in operating profit.

B.17.  FINANCIAL INCOME/(EXPENSE), NET

"Financial income/(expense), net" comprises interest received and paid and foreign exchange gains and losses. It excludes commercial discounts, which are recorded as a reduction of consolidated net sales.


B.18.  EXCEPTIONAL ITEMS

Exceptional items consist of gains and losses on disposals of tangible and intangible fixed assets and of long-term investments, costs associated with strategic restructuring programs, and significant costs or provisions relating to litigation.


B.19.  INCOME TAXES

Income taxes include current and deferred taxation of consolidated companies.

Withholding taxes on intra-group and third-party royalties are recorded as current taxes.

Provision is also made for unrecoverable taxes payable on distributions of reserves by subsidiaries, unless such distributions are not probable.

The Group accounts for deferred taxes using the liability method, whereby deferred income taxes are recognized on:

- differences between the tax and carrying amounts of assets and liabilities;
  and
- tax loss carryforwards.

Deferred tax assets and liabilities are calculated using enacted tax rates applicable for the years during which the temporary differences are expected to reverse. A provision is recorded when it is more likely than not that the realization of the deferred tax assets will not occur.

In accordance with CRC Rule 99-02, deferred taxes are presented using a net position for each fiscal entity, aggregated as an asset or a liability in the consolidated balance sheet.


B.20.  EMPLOYEE BENEFITS

Sanofi-Synthelabo's pension and retirement benefit commitments are recognized as liabilities on the basis of an actuarial estimate of the potential rights vested in employees and retirees as of the balance sheet date, net of the valuation of funds available to meet these obligations.

This estimate is prepared annually, and takes into account assumptions regarding life expectancy, staff turnover, salary inflation, and discounting of the amounts payable.

Other post-employment benefits (healthcare and life insurance) granted by Group companies to their employees are also recognized as liabilities on the basis of an actuarial estimate of the potential rights vested in employees as of the balance sheet date.

Actuarial gains and losses less than 10% of the higher of the future obligation or the market value of invested funds are not recognized.

B.21.  FINANCIAL INSTRUMENTS

The Group applies a hedging policy based on the use of diversified, liquid financial instruments to reduce its exposure to risks arising from fluctuations in exchange rates and interest rates and to protect operating margins. Derivative financial instruments are entered into only with counterparties having a high credit rating. The Group does not require collateral with respect to these transactions.

Derivative instruments used to meet the Group's hedging objectives may include forward foreign currency exchange contracts, foreign currency options and interest rate swaps. These instruments relate to assets and liabilities existing at the balance sheet date and, in some cases, to commitments related to future transactions as determined from the Group's annual forecasting process.

Gains and losses arising on hedging transactions are calculated and recognized symmetrically with the recognition of gains and losses on the hedged item. Gains and losses arising from the mark-to-market at the balance sheet date of instruments not qualifying as hedges are recognized in the statement of income.


B.22.  EARNINGS PER SHARE

Basic earnings per share is calculated using the weighted average number of shares outstanding during the accounting period, adjusted on a time-weighted basis from the acquisition date to reflect the number of Sanofi-Synthelabo shares held by the Group and acquired in the light of market conditions. In the event of a stock split or bonus issue of shares, earnings per share for prior periods is adjusted accordingly.

Diluted earnings per share is calculated assuming (i) the exercise of all outstanding options and warrants and (ii) the conversion of any financial instruments giving access to the capital, after taking account of the theoretical impact of these transactions on the Group's net income.

C.     ALLIANCES


C.1.   ALLIANCE AGREEMENTS WITH BRISTOL-MYERS SQUIBB (BMS)

Two of the Group's leading products were jointly developed with BMS: the anti-hypertensive agent irbesartan (Aprovel(R)/Avapro(R)/Karvea(R)) and the atherothrombosis treatment clopidogrel (Plavix(R)/Iscover(R)).

Sanofi-Synthelabo is paid, as inventor of the two molecules, a royalty on all sales generated by these products. This royalty is recorded as a reduction in cost of goods sold.

As co-developers of the products, Sanofi-Synthelabo and BMS each receive equal development royalties from their two licensees, which have been responsible, since 1997, for marketing the products using their local distribution network, composed of the affiliates of both groups. These licensees operate in two separate territories: (i) Europe, Africa and Asia, under the operational management of Sanofi-Synthelabo; and (ii) other countries (excluding Japan), under the operational management of BMS. In Japan, Sanofi-Synthelabo has granted a license for irbesartan to BMS and Shionogi, a Japanese pharmaceutical company. The alliance agreement does not cover the distribution of Plavix in Japan.

The products are marketed in different ways in different countries.

Co-promotion consists of a pooling of sales resources under a single brand name. Co-promotion is preferably achieved through contracts or through appropriate tax-transparent legal entities. Each partner records directly its share of taxable income.

Co-marketing consists of separate marketing of the products by each local affiliate using its own name and resources under different brand names for the product.

In certain countries of Eastern Europe, Africa, Asia, Latin America and the Middle East, the products are marketed on an exclusive basis, either by Sanofi-Synthelabo or by BMS.

In the territory managed by Sanofi-Synthelabo, operations are recognized by the Group as follows:

(i) In most countries of Western Europe and Asia for clopidogrel (Plavix(R)/Iscover(R)) (excluding Japan), co-promotion is used for both products. The legal entities used are partnerships ("societes en participation") or other tax-transparent entities, which are majority-owned by and under the operational management of the Group. Sanofi-Synthelabo recognizes all the revenue associated with the sale of the drugs, as well as the corresponding expenses. The share of net income reverting to BMS subsidiaries is recorded in "Other operating income/(expense), net".

(ii) In Germany, Spain and Greece, and in Italy for irbesartan only (Aprovel(R)/Avapro(R)/Karvea(R)), co-marketing is used for both products, and Sanofi-Synthelabo recognizes revenues and expenses generated by its own operations.

(iii) In Eastern Europe, Africa, Asia and the Middle East, where products are marketed exclusively by Sanofi-Synthelabo, the Group recognizes revenues and expenses generated by its own operations.

In the territory managed by BMS, operations are recognized by the Group as follows:

(i) Co-promotion is used in the United States and Canada through entities which are majority-owned by and under the operational leadership of BMS. Sanofi-Synthelabo does not recognize revenues; rather, it invoices the entity for its promotion expenses, accounts for royalties in gross profit and records its share of net income in "Other operating income/(expense), net".

(ii)     In Brazil, Mexico, Argentina, Colombia for clopidogrel
         (Plavix(R)/Iscover(R)) and Australia, co-marketing is used, and Sanofi-Synthelabo recognizes revenues and expenses generated by its own operations.

(iii) In certain other countries of Latin America, where products are marketed exclusively by Sanofi-Synthelabo, the Group recognizes revenues and expenses generated by its own operations.

The presentation of these transactions in the Sanofi-Synthelabo financial statements, in accordance with the legal nature of the agreements, results in the inclusion of Sanofi-Synthelabo's share of the results of operations in its consolidated operating profit.



C.2.   ALLIANCE AGREEMENTS WITH PHARMACIA-SEARLE

THROUGH DECEMBER 29, 2001:

The hypnotic drug zolpidem (Ambien) was sold in the US through the Lorex Pharmaceuticals joint venture, owned 49% by Sanofi-Synthelabo and 51% by Pharmacia-Searle.

This joint venture was accounted for under the proportionate consolidation method, as the two groups had signed an agreement under which they exercised joint control over financial and operational policy. Sanofi-Synthelabo also received royalties from Lorex Pharmaceuticals, the non-Group portion of which was accounted for as an addition to gross profit.

Under the profit-sharing agreement, Sanofi-Synthelabo was entitled to 47% of the profits in 2001 (against 53% for Pharmacia-Searle). The difference between the net income of Lorex Pharmaceuticals and the share to which Sanofi-Synthelabo was contractually entitled was recorded in the statement of income on the line "Other operating income/(expense), net".

The profit-sharing agreement also provided for the acquisition by Sanofi-Synthelabo of the 51% interest owned by Pharmacia-Searle on April 16, 2002.

AS FROM DECEMBER 30, 2001:

On December 30, 2001, the partners signed an amendment to the profit-sharing agreement pursuant to which Pharmacia-Searle transferred control of Lorex Pharmaceuticals to Sanofi-Synthelabo as of that date. Consequently, the Lorex Pharmaceuticals balance sheet was fully consolidated as of December 31, 2001. With effect from January 1, 2002, Sanofi-Synthelabo fully consolidated the Lorex Pharmaceuticals statement of income. Pharmacia-Searle retained its 51% interest in Lorex Pharmaceuticals' net income until April 16, 2002, on which date Sanofi-Synthelabo exercised its rights to acquire Pharmacia-Searle's interest. These rights are shown as intangible assets in the balance sheet at a gross value of 697 million dollars.



C.3. ALLIANCE AGREEMENTS WITH ORGANON

The alliance with Organon, a subsidiary of Akzo Nobel, defined by the agreement of June 28, 2000, governs the arrangements for the marketing of Arixtra(R) and for the sharing of profits worldwide. Arixtra(R) was launched in America and Europe in 2002. Marketing arrangements vary depending on the region involved:

(i) North America: In the United States, Mexico and Canada, Arixtra(R) is sold by companies controlled jointly with Organon. Sales and expenses relating to Arixtra(R) are recorded using the proportionate consolidation method based on the 50% interest held by Sanofi-Synthelabo in the joint venture.

(ii) Europe and the rest of the world (excluding Japan): Sanofi-Synthelabo markets and sells Arixtra(R) in the same way as its other products, and includes all sales in these countries in consolidated net sales. Sanofi-Synthelabo has an exclusive license to market Arixtra(R) in these territories. The royalty paid to Organon on the basis of these sales is accounted for in cost of goods sold.

As of December 31, 2003, the financial statements of the entities which market Arixtra(R) in the United States, Canada and Mexico are consolidated using the proportionate consolidation method.

On January 7, 2004, Sanofi-Synthelabo reached agreement with Organon to acquire all Organon's rights relating to Arixtra(R), idraparinux and other oligosaccharides.

Sanofi-Synthelabo will make payments to Organon based largely on future sales, and will bear all research and development costs.

Sanofi-Synthelabo will also buy at net book value the interests held by Organon in the entities dedicated to this activity.

Consequently, the financial statements of these entities will be consolidated by Sanofi-Synthelabo using the full consolidation method with effect from January 1, 2004 (see note E).

D.     DETAILED NOTES TO THE FINANCIAL STATEMENTS



D.1.   CHANGES IN THE SCOPE OF CONSOLIDATION


SIGNIFICANT CHANGES IN 2003:

Acquisitions

During 2003, the Group acquired minority interests held by third parties in companies located in Colombia and Peru, plus 20% of a joint venture in China.

The acquisitions made during the year resulted in the recognition of goodwill with a gross value of 7 million euros as of December 31, 2003.

Divestitures

There were no significant divestitures in the year ended December 31, 2003.


SIGNIFICANT CHANGES IN 2002:

Acquisitions

The three main acquisitions during the period were:

- Acquisition on April 16, 2002 of the 51% interest held by Pharmacia-Searle in the Lorex Pharmaceuticals joint venture (note C.2). With effect from this date, Sanofi-Synthelabo has been entitled to 100% of this entity's profits.

-    Acquisition on January 1, 2002 of 100% of Institut Medical Algerien.

- The Group also acquired the minority interests held by third parties in two companies in India and Greece.

The acquisitions made during the period resulted in the recognition of goodwill with a gross value of 13 million euros as of December 31, 2002.


Divestitures

There were no significant divestitures in the year ended December 31, 2002.


Change in method of consolidation

The Fujisawa Sanofi-Synthelabo (Japan) joint venture is proportionately consolidated at a rate of 51%, in order to reflect new agreements that took effect in 2002. This entity was accounted for using the full consolidation method at a rate of 51% in the year ended December 31, 2001.

SIGNIFICANT CHANGES IN 2001:

Acquisitions

Further to an agreement signed by Sanofi-Synthelabo and Pharmacia-Searle on December 30, 2001 (note C.2), the Lorex Pharmaceuticals balance sheet was fully consolidated as of December 31, 2001.

On a 100% basis, Lorex Pharmaceuticals generated net sales of 905 million dollars and net income before taxes of 576 million dollars in 2001.

In 2001, the Group also acquired the minority interests held by third parties in four companies in Sweden, Turkey, Chile and Algeria, as well as a majority interest in a company in Colombia. These acquisitions resulted in the recognition of goodwill with a gross value of 59 million euros as of December 31, 2001.

Divestitures

The principal divestitures during the period were as follows:

- On February 8, 2001, the Group signed an agreement to sell its Sylachim fine chemicals subsidiary to Dynamit Nobel, a subsidiary of the German group MG Technologies. The sale was priced at 99 million euros on an enterprise value basis (selling price excluding the debt of the divested company).

- On February 9, 2001, the Group signed an agreement to sell the urological bio-medical devices company Porges and its subsidiaries to Mentor Corporation. The sale was priced at 35 million euros on an enterprise value basis (selling price excluding the debt of the divested sub-group).

- On March 15, 2001, the Group signed an agreement to sell the cardiological medical devices company Ela Medical and its subsidiaries to the Snia Group. The sale was priced at 138 million euros on an enterprise value basis (selling price excluding the debt of the divested sub-group).


Amounts related to these divested businesses reflected in the consolidated statements of income are summarized below:

                                                                               YEAR ENDED
       (in millions of euros)                                           DECEMBER 31, 2001
                                                                        -----------------
       Net sales.......................................................               39
       Operating profit................................................               (8)
       Net income......................................................              (10)

- The interest in Laboratoires de Biologie Vegetale Yves Rocher was sold at end December 2001 for 316 million euros. The sale generated a consolidated net gain for Sanofi-Synthelabo of 125 million euros, recognized in the year ended December 31, 2001.

     After this sale, and based on available information as of December 31, 2002, the Group owns 39.1% of Financiere des Laboratoires de Cosmetologie Yves Rocher, the parent company of the Yves Rocher cosmetics group. This holding company in turn holds a direct interest of 48.8% in Laboratoires de Biologie Vegetale Yves Rocher.

D.2.   INTANGIBLE ASSETS

Intangible assets as of December 31, 2003, 2002 and 2001 comprise:

                                                              DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
(in millions of euros)                                                2003               2002              2001
                                                              ------------       ------------      ------------
GOODWILL..............................................                 148                153               153
Trademarks............................................                  66                 53                51
Patents, concessions, licenses and other .............               1,091              1,282               697
Software .............................................                 171                135               103
SUB-TOTAL - OTHER INTANGIBLE ASSETS ..................               1,328              1,470               851
                                                              ------------       ------------      ------------
GROSS ................................................               1,476              1,623             1,004
                                                              ------------       ------------      ------------
Amortization and impairment...........................                (455)              (328)             (195)
                                                              ------------       ------------      ------------
NET ..................................................               1,021              1,295               809
                                                              ============       ============      ============

The increase in "Patents, concessions, licenses and other" in the year ended December 31, 2002 was principally due to the purchase of the rights to Ambien in the United States. The decrease in this line during 2003 was related to the fall in the dollar, the currency in which the US rights to Ambien are expressed.


D.3.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2003, 2002 and 2001 comprise:

                                                          DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
      (in millions of euros)                                      2003               2002               2001
                                                          ------------       ------------      ------------
      Land.........................................                 50                 52                 50
      Buildings....................................                692                611                507
      Plant and equipment..........................                942                797                679
      Fixtures, fittings and other.................                341                311                249
      Fixed assets in progress.....................                205                218                145
                                                          ------------       ------------      ------------
      GROSS .......................................              2,230              1,989              1,630
                                                          ------------       ------------      ------------
      Depreciation and impairment..................               (781)              (594)              (401)
                                                          ------------       ------------      ------------
      NET .........................................              1,449              1,395              1,229
                                                          ============       ============      ============

Depreciation expense for the year ended December 31, 2003 amounted to 225 million euros, against 217 million euros for the year ended December 31, 2002 and 194 million euros for the year ended December 31, 2001.

Included in property, plant and equipment are the following balances relating to capitalized leases as of December 31, 2003, 2002 and 2001:

                                                           DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
      (in millions of euros)                                       2003               2002               2001
                                                           ------------       ------------       ------------
      Land..........................................                 9                  9                  9
      Buildings.....................................               105                105                107
      Plant and equipment...........................                --                 --                 --
                                                           ------------       ------------       ------------
      GROSS ........................................               114                114                116
                                                           ------------       ------------       ------------
      Depreciation and impairment...................               (61)               (56)               (51)
                                                           ------------       ------------       ------------
      NET ..........................................                53                 58                 65
                                                           ============       ============       ============


D.4.   ACQUISITIONS OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Acquisitions of property, plant and equipment and intangible assets as shown in the consolidated statement of cash flows comprise:

                                                                             YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                                               DEC. 31,        DEC. 31,        DEC. 31,
      (in millions of euros)                                                       2003            2002            2001
                                                                             ----------      ----------      ----------

      Acquisitions of intangible assets...............................             33             980             282
      Acquisitions of property, plant & equipment.....................            338             423             283
                                                                             ----------       ---------      ----------
      TOTAL ..........................................................            371           1,403             565
                                                                             ==========       =========      ==========

In 2003, acquisitions of intangible assets comprised purchases of software (24 million euros) and purchases of pharmaceutical products (9 million euros).

In 2002, acquisitions of intangible assets mainly comprised the purchase of the rights to Ambien in the United States resulting from the acquisition of Pharmacia-Searle's 51% interest in Lorex Pharmaceuticals (see note C.2), and payment of the balance for the rights to Avapro in the United States.

In 2001, they included the payment made in connection with the increase in the Group's share in profits arising from the marketing of Avapro in the United States.

Acquisitions of property, plant and equipment relate mainly to industrial facilities (chemicals and drugs manufacturing) and to research sites.

The accelerated level of investment in property, plant and equipment in 2002 was related to increases in production capacity for new products.

D.5. INVESTMENTS IN/ADVANCES TO EQUITY INVESTEES

Investments in and advances to equity investees as of December 31, 2003, 2002 and 2001 comprise:


                                                               DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
      (in millions of euros)                                           2003               2002              2001
                                                               ------------       ------------      ------------
      Financiere des Laboratoires de Cosmetologie Yves
      Rocher..............................................              108                 92                84
      Other investments and advances......................               18                 17                16
                                                               ------------       ------------      ------------
      TOTAL ..............................................              126                109               100
                                                               ============       ============      ============


As of December 31, 2003, investments in and advances to equity investees mainly comprised the 39.1% interest in Financiere des Laboratoires de Cosmetologie Yves Rocher. This holding company has a direct interest of 48.8% in Laboratoires de Biologie Vegetale Yves Rocher.

D.6. INVESTMENTS IN/ADVANCES TO NON-CONSOLIDATED COMPANIES AND OTHER LONG-TERM INVESTMENTS

                                                       COUNTRY     GROSS     PROVISION      NET     FINANCIAL           BUSINESS
                                                                                                    INTEREST
(in millions of euros)                                                                                  %
                                                       -------     -----     ---------      ---     ---------           --------
INVESTMENTS IN/ADVANCES TO NON-CONSOLIDATED COMPANIES
Laboratoires Goemar ...............................     France         5            (2)       3       20%           Personal hygiene
                                                                                                                    products
Tersan Insaat Ve Ticaret As........................     Turkey         1            --        1      100%           Real estate
Adwya S.A..........................................     Tunisia        1            --        1       10%           Pharmaceuticals
Barberet Blanc Italia..............................     Italy          2            (2)      --      100%           Dormant
Barberet Blanc Talee...............................     Italy          1            (1)      --      100%           Dormant
Other investments and advances.....................                    7            (4)       3
                                                                   -----     ---------      ---
TOTAL INVESTMENTS IN/ADVANCES TO NON-CONSOLIDATED
COMPANIES .........................................                   17            (9)       8
                                                                   -----     ---------      ---


Most non-consolidated companies controlled by the Group are dormant companies. The aggregate balance sheet total of these companies is less than 15 million euros, and their aggregate sales are less than 5 million euros.


                                                       COUNTRY     GROSS     PROVISION      NET     FINANCIAL       BUSINESS
                                                                                                    INTEREST
                                                                                                        %
(in millions of euros)                                 -------     -----     ---------      ---     ---------           --------
LONG-TERM INVESTMENT SECURITIES
Viropharma Inc.....................................    USA            19           (18)        1           3%       Pharmaceuticals
Atrix Inc..........................................    USA            12            --        12           4%       Pharmaceuticals
IDM (see note D.18)...............................     France         21            --        21        12.5%       Research &
                                                                                                                    development
OTHER ITEMS
Long-term loans (1)................................                    5            --         5
Pre-funded pension and other benefits
(see note D.14.1).................................                    52            --        52
Other (2)..........................................                   32           (15)       17
                                                                   -----     ---------       ---
TOTAL OTHER LONG-TERM INVESTMENTS .................                  141           (33)      108
                                                                   =====     =========       ===

(1)  Mainly loans to employees.

(2) Including funds deposited as security under insurance policies (5 million euros) and other security deposits (10 million euros).

As of December 31, 2001, investments in/advances to non-consolidated companies included receivables relating to operations with joint venture and alliance partners. These items were included in "Other current assets" as of December 31, 2002 and December 31, 2003 (see note D.9).

D.7.   INVENTORIES

Inventories as of December 31, 2003, 2002 and 2001 comprise:

                                                        DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
      (in millions of euros)                                    2003               2002               2001
                                                        ------------       ------------       ------------
      Raw materials..............................               236                288                305
      Work in process............................               201                144                113
      Finished goods.............................               463                474                442
                                                        ------------       ------------       ------------
      GROSS .....................................               900                906                860
                                                        ------------       ------------       ------------
      Provision..................................              (101)               (83)               (55)
                                                        ------------       ------------       ------------
      NET .......................................               799                823                805
                                                        ============       ============       ============

Given the diversity of the activities carried on by the Group, some products sold within the Group and to third parties may be classified alternatively as raw materials, work in process or finished goods, depending on the circumstances. The inventory split shown above uses the classifications adopted by the subsidiary holding the inventory.

The table below shows the movement in inventory provisions for the years ended 2003, 2002 and 2001.

                                                          YEAR ENDED         YEAR ENDED         YEAR ENDED
                                                        DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
      (in millions of euros)                                    2003               2002               2001
                                                        ------------       ------------       ------------
      BALANCE, BEGINNING OF PERIOD ...............              (83)               (55)               (33)
                                                        ------------       ------------       ------------
      Movement in provisions recognized in net
      income for the period.......................              (48)               (85)               (66)
      Provisions utilized.........................               23                 53                 37
      Change in scope of consolidation............               --                 (2)                 8
      Effect of exchange rates....................                7                  6                 (1)
                                                        ------------       ------------       ------------
      BALANCE, END OF PERIOD......................             (101)               (83)               (55)
                                                        ============       ============       ============

D.8.   ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2003, 2002 and 2001 comprise:

                                                      DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
      (in millions of euros)                                  2003               2002               2001
                                                      ------------       ------------       ------------
      Gross......................................           1,556              1,348              1,585
      Provision..................................             (65)               (37)               (19)
                                                      ------------       ------------       ------------
      NET........................................           1,491              1,311              1,566
                                                      ============       ============       ============

D.9.   OTHER CURRENT ASSETS

Other current assets as of December 31, 2003, 2002 and 2001 comprise:

                                                      DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
      (in millions of euros)                                  2003               2002               2001
                                                      ------------       ------------       ------------
      Taxes recoverable..........................              249                335                215
      Other receivables..........................              584                462                282
      Prepaid expenses...........................               64                 57                 43
                                                      ------------       ------------       ------------

      TOTAL (NET)................................              897                854                540
                                                      ============       ============       ============

Other current assets as of December 31, 2003 and December 31, 2002 include receivables relating to operations with joint venture and alliance partners, shown in 2001 under "Investments in/advances to non-consolidated companies" (see note D.6). The reclassification of these balances as of January 1, 2002 amounted to 83 million euros.


D.10.  SHORT-TERM INVESTMENTS AND DEPOSITS

Surplus cash is invested in money-market mutual funds and term deposits with counterparties having high credit ratings.

As of December 31, 2003, Sanofi-Synthelabo held treasury shares, mainly allocated to employee stock option plans, with a net value of 613 million euros, after taking account of a reversal of provisions of 2 million euros in 2003. The value of treasury shares held was 623 million euros as of December 31, 2002, after taking account of additional provisions of 46 million euros booked in 2002, and 462 million euros as of December 31, 2001. The market value of treasury shares was 769 million euros as of December 31, 2003, against 813 million euros as of December 31, 2002, compared with 957 million euros as of December 31, 2001. These shares are included in "Short-term investments and deposits". As of December 31, 2003, the 13,413,698 treasury shares held by the Group and recorded on this line represented 1.83% of the capital, and 13,183,948 of these shares were allocated to employee stock option plans.

In light of the listed market price of the shares on the balance sheet date and during the 20 days preceding the balance sheet date, this line includes a provision for impairment of 44 million euros as of December 31, 2003.


D.11.  DEFERRED INCOME TAXES

Net deferred tax assets as of December 31, 2003, 2002 and 2001 comprise:

                                                                DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
(in millions of euros)                                                  2003               2002              2001
                                                                ------------       ------------       ------------
Deferred income taxes on:
-      Consolidation adjustments..........................               275                227               207
-      Provision for pensions & other employee benefits...                39                 35                55
-      Other non-deductible provisions & other items......               149                202               199
                                                                ------------       ------------       ------------
TOTAL NET DEFERRED TAX ASSETS.............................               463                474               461
                                                                ============       ============       ============

Deferred tax assets not recognized because of uncertainty as to their future recovery amounted to 182 million euros as of December 31, 2003, against 243 million euros as of December 31, 2002 and 313 million euros as of December 31, 2001.

As of December 31, 2003, the Group had total tax loss carryforwards of 233 million euros, which are due to expire as follows:

                       (in millions of euros)                            LOSS
                                                                         ----
                       2004...................................              5
                       2005...................................              3
                       2006...................................              4
                       2007...................................             13
                       2008...................................              3
                       2009 and thereafter....................            205
                                                                         ----
                       TOTAL..................................            233
                                                                         ====

Use of these tax loss carryforwards is limited to the entity in which they arose. In jurisdictions where tax consolidations are applied, carryforwards are able to be netted against taxable income generated by the entities in the consolidated tax group.

In certain countries, withholding taxes are paid by the Group when dividends are distributed. Due to local investment needs, distribution of a portion of these earnings is considered unlikely. No provision has been made for deferred income taxes on this portion of earnings, which amounted to 294 million euros as of December 31, 2003.


D.12.  SHAREHOLDERS' EQUITY

D.12.1.    SHARE CAPITAL

The share capital comprises 732,848,072 shares with a par value of 2 euros per share.

Treasury shares held by Sanofi-Synthelabo are as follows:

              BALANCE SHEET DATE                 NUMBER OF SHARES           %
              ------------------                 ----------------         ------
              December 31, 2003                     49,990,262            6.82%
              December 31, 2002                     30,376,375            4.15%
              December 31, 2001                     11,419,291            1.56%

D.12.2.    RESERVES SUBJECT TO RESTRICTIONS ON DISTRIBUTION

As of December 31, 2003, 742 million euros of the Group's consolidated reserves were non-distributable. Of this amount, 186 million euros constitutes a legal reserve which is restricted as to distribution. The remaining 556 million euros principally represents a portion of net long-term gains on disposals whose distribution would be subject to supplementary taxation.

D.12.3.    CHANGE IN ACCOUNTING METHOD

In application of the new CRC Rule 2000-06, non-compliant provisions totaling 24 million euros net of taxes were reversed as of January 1, 2002 by crediting shareholders' equity.

D.12.4. ADJUSTMENTS TO SHAREHOLDERS' EQUITY RELATED TO THE MERGER BETWEEN SANOFI AND SYNTHELABO

As a result of the merger between Sanofi and Synthelabo, adjustments of 45 million euros, 59 million euros and 176 million euros were made to shareholders' equity in 2003, 2002 and 2001 respectively.

These adjustments include the portion of provisions recorded in the opening balance sheet no longer required due to favorable changes in the relevant risks during the period. The 2001 adjustment also included the offset of a portion of the goodwill related to the merger (initially recorded as a reduction of equity) against the capital gain on the main businesses divested in that year.

The adjustments are summarized as follows:

         (in millions of euros)                                        2003        2002          2001
                                                                       ----        ----          ----
         Change in provision for risks and deferred income
         taxes recorded in the opening balance sheet.......              44          59            90
         Allocation of goodwill to divestitures............              --          --            34
         Revaluation of commitments to employees...........               1          --            52
                                                                       ----        ----          ----
         TOTAL.............................................              45          59           176
                                                                       ====        ====          ====

In 2003, 2002 and 2001, the change in provisions for risks and deferred income taxes related mainly to the settlement of tax litigation, primarily in France and the United States.


D.12.5.    REPURCHASE OF SHARES

The Annual General Meetings of May 22, 2002 and May 19, 2003 authorized the implementation of share purchase programs amounting to 10% of Sanofi-Synthelabo shares. Under these authorizations, the Group continued in 2003 with a policy of purchasing its own shares with a view to holding, selling, transferring or canceling them. Shares purchased are netted off shareholders' equity at purchase price. Gains and losses on transactions in these shares, net of taxes, are also taken to shareholders' equity. Under these programs, the Group repurchased 20,192,769 shares in 2003 for 1,018 million euros, and 16,520,795 shares in 2002 for 970 million euros.

As of December 31, 2003, the Group held 36,576,564 shares under these programs, amounting to 1,979 million euros.

D.12.6. STOCK-BASED COMPENSATION

a) Plans pre-dating the May 18, 1999 merger


OPTIONS TO PURCHASE GROUP SHARES

Sanofi and Synthelabo operated several stock option plans which allow grantees to purchase a fixed number of shares at a pre-determined price over a specified period. Options generally cliff vest over two to five years from the date of grant and expire seven to twenty years from the date of grant. Shares acquired under these plans generally may not be disposed of prior to the fifth anniversary of the date of grant.

Details of the stock purchase options granted under the Group's various plans are presented below (in Sanofi-Synthelabo equivalent shares):

                                                                                                EXERCISE      OPTIONS
                                                OPTIONS       START DATE OF                     PRICE (IN   EXERCISED AS
          ORIGIN             DATE OF GRANT      GRANTED      VESTING PERIOD   EXPIRATION DATE    EUROS)     OF 12/31/03
          ------             -------------      -------      --------------   ---------------    ------     -----------
Synthelabo                    12/15/1993         364,000       12/15/1998        12/15/2013        6.36           348,400
Synthelabo                    10/18/1994         330,200       10/18/1999        10/18/2014        6.01           305,200
Synthelabo                    12/15/1995         442,000       12/15/2000        12/15/2015        8.50           387,900
Synthelabo                    01/12/1996         208,000       01/12/2001        01/12/2016        8.56           149,230
Synthelabo                    04/05/1996         228,800       04/05/2001        04/05/2016       10.85           141,034
Sanofi                        09/22/1997       1,120,000       09/23/1999        09/22/2004       21.46           450,280
Synthelabo                    10/14/1997         262,080       10/14/2002        10/14/2017       19.73           105,868
Synthelabo                    06/25/1998         296,400       06/26/2003        06/25/2018       28.38           124,880
Sanofi                        12/10/1998       1,200,000       12/11/2000        12/10/2005       34.95            72,020
Synthelabo                    03/30/1999         716,040       03/31/2004        03/30/2019       38.08             6,240

Shares offered under these plans are acquired in the stock market. Consequently, these plans have no impact on shareholders' equity as of December 31, 2003.


OPTIONS TO SUBSCRIBE TO GROUP SHARES

The Sanofi shareholders' meeting of May 21, 1992 authorized a stock option plan, which allows grantees to subscribe to a fixed number of shares at a pre-determined price over a specified period. Options granted under this plan cliff vested one year from the date of grant and expired seven years from the date of grant.

Details of the options granted under this plan are presented below (in Sanofi-Synthelabo equivalent shares):

                                                                                                              OPTIONS
                                                    START DATE OF                        EXERCISE PRICE    EXERCISED AS
    ORIGIN       DATE OF GRANT     OPTIONS GRANTED  VESTING PERIOD   EXPIRATION DATE       (IN EUROS)       OF 09/18/03
    ------       -------------     ---------------  --------------   ---------------       ----------       -----------
Sanofi             09/18/1996         1,056,000       09/19/1997        09/18/2003            14.56           1,020,240

Exercise of options under this plan resulted in the creation of 480,565 shares in 2003 (each with a par value of 2 euros per share) and aggregate proceeds of 7 million euros. This stock subscription option plan ended on September 18, 2003.

b) Plans post-dating the May 18, 1999 merger

The Sanofi-Synthelabo Annual General Meeting of May 18, 1999 authorized the Board of Directors to grant options to subscribe to new Sanofi-Synthelabo shares to be issued by way of capital increases, or to purchase existing
Sanofi-Synthelabo shares bought in the market by Sanofi-Synthelabo.

The maximum number of shares that may be subscribed to or purchased under these plans is 14,611,740.

The options may not be exercised, and the corresponding shares may not be sold, prior to the fourth anniversary of the date of grant.


OPTIONS TO PURCHASE GROUP SHARES

The terms of the stock purchase options granted under this authorization are as follows:

                                                                                                EXERCISE      OPTIONS
                                                OPTIONS       START DATE OF                     PRICE (IN  EXERCISED AS
          ORIGIN             DATE OF GRANT      GRANTED      VESTING PERIOD   EXPIRATION DATE    EUROS)     OF 12/31/03
          ------             -------------      -------      --------------   ---------------    ------     -----------
Sanofi-Synthelabo             05/24/2000       4,292,000       05/25/2004        05/24/2010       43.25            8,000
Sanofi-Synthelabo             05/10/2001       2,936,500       05/11/2005        05/10/2011       64.50               --
Sanofi-Synthelabo             05/22/2002       3,111,850       05/23/2006        05/22/2012       69.94               --

Shares offered under these plans are acquired in the stock market. Consequently, these plans have no impact on shareholders' equity as of December 31, 2003.


OPTIONS TO SUBSCRIBE TO GROUP SHARES

The terms of the stock subscription options granted under this authorization are as follows:

                                                                                                             OPTIONS
                                          OPTIONS   START DATE OF                        EXERCISE PRICE    EXERCISED AS
       ORIGIN           DATE OF GRANT     GRANTED   VESTING PERIOD   EXPIRATION DATE       (IN EUROS)      OF 12/31/03
       ------           -------------     -------   --------------   ---------------       ----------      -----------
Sanofi-Synthelabo        12/10/2003      4,217,700    12/11/2007        12/10/2013            55.74                 --

The exercise of the stock options outstanding at December 31, 2003 would result in an increase of approximately 235 million euros in shareholders' equity.

SUMMARY OF STOCK-BASED COMPENSATION PLANS

A summary of stock options outstanding at December 31, 2003, 2002 and 2001 and of changes during those years, is presented below:

                                                     EXERCISE PRICE (IN EUROS)
                                                    --------------------------
                                                     WEIGHTED    AGGREGATE (IN
                                      NUMBER OF     AVERAGE PER   MILLIONS OF
                                       OPTIONS         SHARE         EUROS)
                                       -------         -----         ------
Outstanding - January 1, 2001......   10,179,046       31.21              318
                                     ===========       =====      ===========
Granted............................    2,936,500       64.50              189
Exercised..........................     (881,313)      10.98              (10)
Expired/Forfeited..................      (76,260)      43.71               (3)
                                     -----------       -----      -----------
Outstanding - December 31, 2001....   12,157,973       40.64              494
                                     ===========       =====      ===========
Granted............................    3,111,850       69.94              218
Exercised..........................     (847,018)      13.27              (11)
Expired/Forfeited..................      (71,300)      36.87               (3)
                                     -----------       -----      -----------
Outstanding - December 31, 2002....   14,351,505       48.63              698
                                     ===========       =====      ===========
Granted............................    4,217,700       55.74              235
Exercised..........................   (1,031,447)      19.28              (20)
Expired/Forfeited..................     (136,110)      47.29               (6)
                                     -----------       -----      -----------
Outstanding - December 31, 2003....   17,401,648       52.10              907
                                     ===========       =====      ===========

As of December 31, 2003, there were 2,351,068 exercisable options outstanding, with a weighted average exercise price of 27.05 euros per share. As of December 31, 2003, there remained 53,690 options available for grant. The following table summarizes information concerning outstanding and exercisable options as of December 31, 2003:

                                                          OUTSTANDING                      EXERCISABLE
                                                          -----------                      -----------
                                                                         WEIGHTED                  WEIGHTED
                                                                          AVERAGE                  AVERAGE
                                                            WEIGHTED     EXERCISE                  EXERCISE
                                                             AVERAGE     PRICE PER                PRICE PER
                                              NUMBER OF     REMAINING      SHARE     NUMBER OF      SHARE
    RANGE OF EXERCISE PRICES PER SHARE         OPTIONS    LIFE (YEARS)  (IN EUROS)    OPTIONS     (IN EUROS)
    ----------------------------------         -------    ------------  ----------    -------     ----------
From 6.01 to 10.85 euros per share..........      236,036         11.89        9.03      236,036         9.03
From 19.73 to 28.38 euros per share.........      991,252          5.10       22.39      991,252        22.39
From 34.95 to 69.94 euros per share.........   16,174,360          7.95       54.55    1,123,780        34.95
                                               ----------          ----       -----    ---------        -----
TOTAL.......................................   17,401,648          7.84       52.10    2,351,068        27.05
                                               ==========          ====       =====    =========        =====

D.13.  LONG-TERM DEBT (PORTION DUE AFTER MORE THAN ONE YEAR)

The Group's long-term debt as of December 31, 2003, 2002 and 2001 comprises:

                                                           DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
(in millions of euros)                                             2003               2002               2001
                                                           ------------       ------------       ------------
Capital lease obligations................................            43                 51                 57
Other long-term debt.....................................            10                 14                 62
                                                                     --                 --                ---
TOTAL....................................................            53                 65                119
                                                                     ==                 ==                ===


The Group's long-term debt agreements do not contain any covenants which impose significant restrictions on the Group's activities, including its ability to pay dividends, acquire or divest other businesses or incur additional borrowings. There are no specific contractual provisions associated with this debt liable to modify the repayment terms or interest charge.

The table below presents the maturity of long-term debt as of December 31, 2003, 2002 and 2001:

                                  DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
(in millions of euros)                    2003               2002               2001
                                  ------------       ------------       ------------
2003............................            --                 --                 55
2004............................            --                 11                 11
2005............................             8                  8                  9
2006............................             7                  7                  8
2007............................             4                  4                  4
2008............................             5                  4                  5
Thereafter......................            29                 31                 27
                                            --                 --                ---
TOTAL...........................            53                 65                119
                                            ==                 ==                ===

The table below presents an analysis of long-term debt by interest rate as of December 31, 2003, 2002 and 2001, after taking into account hedging instruments. The split is based on interest rates at year-end.

                                           DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
(in millions of euros)                             2003               2002               2001
                                           ------------       ------------       ------------
Less than 5%.............................             7                  8                 54
From 5% to 7.5%..........................            43                 51                 53
From 7.5% to 10%.........................             3                  6                 12
                                                     --                 --                ---
TOTAL....................................            53                 65                119
                                                     ==                 ==                ===

Of which:

-      Fixed rate........................           11                 15                  21
-      Variable rate.....................           42                 50                  98
                                                    ==                 ==                  ==

The table below presents an analysis of long-term debt by currency as of December 31, 2003, 2002 and 2001, after taking into account hedging instruments:

                                           DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
(in millions of euros)                             2003               2002               2001
                                           ------------       ------------       ------------
Euro......................................           48                 58                110
US dollar.................................            2                  2                  2
Other currencies..........................            3                  5                  7
                                                     --                 --                ---
TOTAL.....................................           53                 65                119
                                                     ==                 ==                ===

The table below summarizes interest paid on the short-term and long-term portion of debt and on credit lines during each accounting period:

                                             YEAR ENDED         YEAR ENDED         YEAR ENDED
                                           DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
(in millions of euros)                             2003               2002               2001
                                           ------------       ------------       ------------
Interest paid..............................          16                 22                 18

D.14.    PROVISIONS AND OTHER LONG-TERM LIABILITIES

Provisions and other long-term liabilities as of December 31, 2003, 2002 and 2001 comprise:

                                          PROVISIONS FOR      RESTRUCTURING      OTHER PROVISIONS  OTHER LONG-TERM
                                         PENSIONS & OTHER      PROVISIONS            FOR RISKS       LIABILITIES
(IN MILLIONS OF EUROS)                   BENEFITS (D.14.1)      (D.14.2)             (D.14.3)         (D.14.4)       TOTAL
----------------------                   -----------------   ---------------         --------         --------       -----
DECEMBER 31, 2001........................        474                 46                431                102        1,053
                                              ======             ======             ======             ======       ======
Charged during the period................         92                 --                126                  1          219
Reversals of provisions in application
of CRC Rule 2000-06......................         --                (15)               (11)                --          (26)
Reversals of provisions recorded in the
opening balance sheet....................         --                 --                (32)                --          (32)
Provisions utilized......................       (144)               (11)               (14)                (1)        (170)
Reversals of unutilized provisions.......         --                 --                (38)                --          (38)
Transfers................................         29                (10)               (92)               (97)        (170)
Effect of exchange rates.................        (24)                (2)               (23)                (1)         (50)
                                              ------             ------             ------             ------       ------
DECEMBER 31, 2002........................        427                  8                347                  4          786
                                              ======             ======             ======             ======       ======
Charged during the period................         78                 --                111                  5          194
Reversals of provisions recorded in the
opening balance sheet....................         (2)                (1)               (36)                --          (39)
Provisions utilized......................        (52)                (1)               (30)                (1)         (84)
Reversals of unutilized provisions.......         (1)                --                (60)                --          (61)
Transfers................................         (2)                (1)                 1                 --           (2)
Effect of exchange rates.................        (19)                --                (21)                --          (40)
                                              ------             ------             ------             ------       ------
DECEMBER 31, 2003........................        429(1)               5                312                  8          754
                                              ======             ======             ======             ======       ======

(1) 380 million euros in respect of long-term pension obligations and 49 million euros in respect of post-employment benefits (see note D.14.1).

D.14.1. PROVISIONS FOR PENSIONS AND OTHER BENEFITS

The Group and its subsidiaries have a significant number of benefit pension plans covering the majority of their employees. The specific features (benefit formulas, funding policies and types of assets held) of the plans vary depending on regulations and laws in the particular country in which the employees are located. Several benefit plans are defined benefit plans and cover besides employees, certain members of the Board of Directors.

Actuarial valuations of the Group's benefit obligations were computed as of December 31, 2003, 2002 and 2001. The calculations incorporate:

-     assumptions on staff turnover, life expectancy and salary inflation;

- a retirement age of 60 to 65 for a total working life allowing for full rate retirement rights for French employees, and retirement assumptions reflecting local economic and demographic factors specific to foreign employees;

- discounting rates used to determine the actuarial present value of the projected benefit obligations as follows:

      - Euro zone plans: 5.15% as of December 31, 2003; 5.25% as of December 31, 2002 and 2001

      - US plans: 6% as of December 31, 2003; 6.75% as of December 31, 2002; 7% as of December 31, 2001

      - UK plans: 5.30% as of December 31, 2003; 5.50% as of December 31, 2002; 5.75% as of December 31, 2001

      - other plans: 1.5%-11.5% as of December 31, 2003; 2%-12% as of December 31, 2002; 2.5%-14.5% as of December 31, 2001

- Expected long-term rates of return for plan assets ranging from 5% to 10% for the year ended December 31, 2003; 4% to 15% for the year ended December 31, 2002; and 5.15% to 15% for the year ended December 31, 2001. The majority of the fund assets are invested in the United States and the United Kingdom. The long-term rates of return used are as follows:

      - for American pension plans: 8.5% for the year ended December 31, 2003; 8.75% for the years ended December 31, 2002 and 2001;

      - for UK pension plans: 6.50% for the years ended December 31, 2003 and 2002; 7% for the year ended December 31, 2001.

The main assumptions used in the actuarial valuations are summarized below:


                                                                                               POST-EMPLOYMENT BENEFITS OTHER THAN
                                                         PENSIONS AND SIMILAR BENEFITS                       PENSIONS
                                                        -------------------------------        -----------------------------------
                                                         2003         2002         2001           2003         2002          2001
                                                         ----         ----         ----           ----         ----          ----
Assumptions (weighted averages):
     Discounting rate.................................. 5.25%        5.34%        5.60%          6.01%        6.75%         7.00%
     Salary inflation rate............................. 3.86%        3.79%        3.92%             --           --            --
     Expected long-term rate of return on plan
     assets............................................ 7.27%        7.23%        7.56%             --           --            --

In calculating the pension cost for the period, the Group recognizes actuarial gains and losses if at the beginning of the period the net unrealized actuarial gain or loss exceeds 10% of the greater of the projected obligation or the market value of plan assets.

The table below reconciles the net obligation under Group pension plans with the amounts recognized in the consolidated financial statements as of December 31, 2003, 2002 and 2001:

                                                                                     POST-EMPLOYMENT BENEFITS OTHER THAN
                                                 PENSIONS AND SIMILAR BENEFITS                    PENSIONS
                                               --------------------------------      -----------------------------------
(in millions of euros)                           2003         2002         2001         2003         2002         2001
                                               ------       ------       ------       ------       ------       ------
VALUATION OF OBLIGATIONS:
Beginning of period...........................  1,108        1,069          910           53           61           53
Service cost..................................     49           51           42            2            1            1
Interest cost.................................     61           60           56            3            4            4
Actuarial (gain)/loss.........................     34           43           29           28            3            5
Contributions from plan members...............      3            2            2           --           --           --
Modifications to plans........................     --           37           63           --           --           --
Effect of exchange rates......................    (87)         (75)          26          (11)         (10)           3
Changes in Group structure....................     --           --           (9)          --           --           --
Benefits paid.................................    (51)         (79)         (50)          (6)          (6)          (5)
                                               ------       ------       ------       ------       ------       ------
OBLIGATION AT PERIOD-END......................  1,117        1,108        1,069           69           53           61
                                               ======       ======       ======       ======       ======       ======

MARKET VALUE OF PLAN ASSETS
Beginning of period...........................    431          477          533           --           --           --
Actual return on assets.......................     62          (37)         (59)          --           --           --
Effect of exchange rates......................    (57)         (49)          20           --           --           --
Contributions from plan members...............      3            2            2           --           --           --
Employers' contributions......................     93          105           16           --           --           --
Changes in Group structure....................     --           --           --           --           --           --
Benefits paid.................................    (29)         (67)         (35)          --           --           --
                                               ------       ------       ------       ------       ------       ------
MARKET VALUE OF PLAN ASSETS AT PERIOD-END.....    503          431          477           --           --           --
                                               ======       ======       ======       ======       ======       ======

NET AMOUNT SHOWN IN BALANCE SHEET:
Net obligation................................    614          677          592           69           53           61
Transitional liability........................      1            9           18           --           --           --
Unrecognized past service cost................    (82)         (90)         (61)           2            3            4
Unrecognized actuarial gain/(loss)............   (191)        (224)        (136)         (21)           8           10
Benefits/contributions, final quarter.........    (14)         (32)         (12)          (1)          (3)          --
                                               ------       ------       ------       ------       ------       ------
NET PROVISION IN THE BALANCE SHEET............    328          340          401           49           61           75
                                               ======       ======       ======       ======       ======       ======

AMOUNTS RECOGNIZED IN THE BALANCE SHEET:
Pre-funded obligations (D.6)..................    (52)         (27)          (8)          --           --           --
Obligations provided (long-term portion)......    380          366          399           49           61           75
Obligations provided (short-term portion).....     --            1           10           --           --           --
                                               ------       ------       ------       ------       ------       ------
NET AMOUNT RECOGNIZED.........................    328          340          401           49           61           75
                                               ======       ======       ======       ======       ======       ======
PENSION COST FOR THE PERIOD:
Service cost..................................     49           50           42            2            1            1
Interest cost.................................     61           60           56            3            4            4
Expected return on plan assets................    (31)         (34)         (44)          --           --           --
Recognition of transitional liability.........     (8)          (8)          (8)          --           --           --
Amortization of past service cost.............      7            8            3           (1)          (1)          --
Recognition of actuarial losses/(gains).......     12            8           --           --           --           (1)
                                               ------       ------       ------       ------       ------       ------
PENSION COST FOR THE PERIOD...................     90           84           49            4            4            4
                                               ======       ======       ======       ======       ======       ======
GROSS OBLIGATION BASED ON PERIOD-END
SALARIES......................................    960          944          898
                                               ======       ======       ======



As of December 31, 2003, 2002 and 2001, the impact on the financial statements of a 1% change in assumptions regarding future healthcare costs is not material.

D.14.2. RESTRUCTURING PROVISIONS

The following table summarizes movements in restructuring provisions, classified under "Other long-term liabilities" and "Other current liabilities" (note D.15), for each of the years ended December 31, 2003, 2002 and 2001:

                                                                  YEAR ENDED         YEAR ENDED        YEAR ENDED
                                                                DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
(in millions of euros)                                                  2003               2002              2001
                                                                ------------       ------------      ------------
BALANCE, BEGINNING OF PERIOD..................................           27                 82               149

Of which
-      Classified under "Other long-term liabilities".........            8                 46                61
-      Classified under "Other current liabilities"...........           19                 36                88
                                                                ------------       ------------      ------------
Movement in provisions recognized in net income for the
period........................................................            6                  1                 6
Reversals of provisions in application of CRC Rule
2000-06.......................................................           --                (20)               --
Reversals of provisions recorded in the opening balance
sheet.........................................................           (2)                (4)              (16)
Provisions utilized...........................................          (11)               (30)              (57)
Transfers.....................................................            1                 --                --
Effect of exchange rates......................................           (1)                (2)               --
                                                                ------------       ------------      ------------
BALANCE, END OF PERIOD........................................           20                 27                82
                                                                ===========        ============      ============
Of which:
-      Classified under "Other long-term liabilities".........            5                  8                46
-      Classified under "Other current liabilities"...........           15                 19                36


Following the merger of Sanofi and Synthelabo in 1999, the Group developed a restructuring plan, which consisted of a combination of actions designed to integrate head offices worldwide, reorganize the sales forces and close or re-size industrial sites throughout the world. Implementation of these restructuring plans commenced in 1999 and was substantially completed in 2000 and 2001. In France, the restructuring program related to a reduction in workforce was carried out principally through a program of voluntary early retirement for people aged 55 as of December 31, 1999.

Expenses incurred in 2003, 2002 and 2001 and charged against the provision, shown on the line "Provisions utilized", relate principally to employee termination costs (4, 11 and 56 million euros respectively), mainly in western Europe.

D.14.3. OTHER PROVISIONS FOR RISKS

The table below shows movements in other provisions for risks, including environmental risks and litigation, tax exposures, commercial risks, product liability risks and intellectual property risks, for each of the years ended December 31, 2003, 2002 and 2001:

                                                                  YEAR ENDED         YEAR ENDED        YEAR ENDED
                                                                DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
(in millions of euros)                                                  2003               2002              2001
                                                                ------------       ------------      ------------
BALANCE, BEGINNING OF PERIOD...............................             347                 431                 469
                                                                -----------        ------------        ------------
Movement in provisions recognized in net income for the
period ....................................................              51                  88                  77

Reversals of provisions in application of CRC Rule
2000-06 ...................................................              --                 (11)                 --

Reversals of provisions recorded in the opening balance
sheet .....................................................             (36)                (32)                (96)

Provisions utilized .......................................             (30)                (14)                (35)
Reclassifications between accounts ........................               1                 (92)                 12
Effect of exchange rates ..................................             (21)                (23)                  4
                                                                -----------        ------------        ------------
BALANCE, END OF PERIOD ....................................             312                 347                 431
                                                                -----------        ------------        ------------
Tax risks .................................................             206                 217                 260
Intellectual property risks ...............................              16                  37                  18
Environmental risks .......................................              20                  21                  30
Product liability risks ...................................              17                  20                  25
Other risks ...............................................              53                  52                  98
                                                                -----------        ------------        ------------
TOTAL .....................................................             312                 347                 431
                                                                ===========        ============        ============

The Group is involved in a number of legal proceedings and claims. These include commercial and intellectual property litigation, tax audits and other matters relating to the normal conduct of its business.

Provisions for tax exposures are recorded if the Group considers that the tax authorities might challenge a tax position taken by the Group or a subsidiary.

An assessment of these risks has been performed with the assistance of the Group's legal advisers, and provisions have been recorded where circumstances required.

In 2002, reclassifications mainly comprised the transfer of provisions to current liabilities, under "Other liabilities".

D.14.4. OTHER LONG-TERM LIABILITIES

As of December 31, 2001, other long-term liabilities included liabilities on operations with joint venture and alliance partners, which were included in "Other current liabilities" as of December 31, 2002 and December 31, 2003 (see note D.15).

D.15.  OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2003, 2002 and 2001 comprise:

                                               DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
(in millions of euros)                                 2003               2002               2001
                                               ------------       ------------       ------------
Taxes payable ........................                  370                472                597
Employee-related liabilities .........                  424                384                418
Restructuring provisions (D.14.2) ....                   15                 19                 36
Other liabilities ....................                  811                724                943
                                               ------------       ------------       ------------
TOTAL ................................                1,620              1,599              1,994
                                               ============       ============       ============

In 2001, "Other liabilities" included the unpaid portion of the purchase price of acquisitions made in the period, and the impact of the full consolidation of the Lorex Pharmaceuticals balance sheet.

In 2002, "Other liabilities" also included the reclassification of the balance as of January 1, 2002 of liabilities on operations with joint venture and alliance partners, totaling 85 million euros.

The unpaid portion of the purchase price of acquisitions made in the period, which is included in "Other liabilities", amounted to 37 million euros as of December 31, 2003, 24 million euros as of December 31, 2002 and 170 million euros as of December 31, 2001.

D.16.  SHORT-TERM DEBT

Short-term debt as of December 31, 2003, 2002 and 2001 comprises:

                                                            DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
(in millions of euros)                                              2003               2002               2001
                                                            ------------       ------------       ------------
Current portion of long-term debt ..............                      10                 55                  9
Other short-term debt ..........................                     117                146                156
Bank overdrafts ................................                     188                150                120
                                                            ------------       ------------       ------------
TOTAL ..........................................                     315                351                285
                                                            ============       ============       ============

D.17.  DERIVATIVE FINANCIAL INSTRUMENTS

The table below presents the notional amounts of the Group's outstanding derivative financial instruments as of December 31, 2003, 2002 and 2001:

                                                             DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
(in millions of euros)                                               2003               2002              2001
                                                             ------------       ------------      ------------
Interest rate swaps .....................................              --                 46                46
Currency swaps - puts written (1) .......................              59                 51                24
Currency swaps - calls written (2) ......................             708                758               705
Currency swaps - puts purchased (3) .....................             357                448               413
Currency swaps - calls purchased (4) ....................             100                 90                40
Forward foreign currency exchange contracts written -
financial (5) ...........................................           1,224              1,033             1,016
Forward foreign currency exchange contracts purchased
- financial (6) .........................................             318                131               254

(1) including 36 million euros on the Norwegian krone and 23 million euros on the Hungarian forint as of December 31, 2003; 51 million euros on the Norwegian krone as of December 31, 2002; 18 million euros on the US dollar as of December 31, 2001.

(2) including 555 million euros on the US dollar and 101 million euros on the yen as of December 31, 2003; 568 million euros on the US dollar and 163 million euros on the yen as of December 31, 2002; 527 million euros on the US dollar and 157 million euros on the yen as of December 31, 2001.

(3) including 284 million euros on the US dollar and 49 million euros on the yen as of December 31, 2003; 321 million euros on the US dollar and 96 million euros on the yen as of December 31, 2002; 326 million euros on the US dollar and 77 million euros on the yen as of December 31, 2001.

(4) including 46 million euros on the US dollar, 22 million euros on the yen and 21 million euros on the Norwegian krone as of December 31, 2003; 45 million euros on the US dollar, 19 million euros on the yen and 26 million euros on the Norwegian krone as of December 31, 2002; 16 million euros on the yen, 10 million euros on the US dollar and 9 million euros on the Norwegian krone as of December 31, 2001.

(5) including 981 million euros on the US dollar, 70 million euros on the yen, 45 million euros on the British pound, 23 million euros on the Canadian dollar, 13 million euros on the Czech krona, 13 million euros on the Canadian dollar and 14 million euros on the Polish zloty as of December 31, 2003; 798 million euros on the US dollar, 79 million euros on the yen, 60 million euros on the British pound, 26 million euros on the Canadian dollar, 16 million euros on the Czech krona and 10 million euros on the Norwegian krone as of December 31, 2002; 812 million euros on the US dollar, 87 million euros on the yen, 45 million euros on the British pound and 29 million euros on the Canadian dollar as of December 31, 2001.

(6) including 130 million euros on the US dollar, 92 million euros on the Swiss franc, 35 million euros on the Norwegian krone and 57 million euros on the Hungarian forint as of December 31, 2003; 68 million euros on the Swiss franc, 33 million euros on the Norwegian krone and 10 million euros on the British pound as of December 31, 2002; 118 million euros on the US dollar, 88 million euros on the Swiss franc, 30 million euros on the Norwegian krone as of December 31, 2001.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of certain of the Group's financial instruments outstanding as of December 31, 2003, 2002 and 2001 are presented below:

                                                                 2003                 2002                   2001
                                                                 ----                 ----                   ----
                                                          CARRYING     FAIR     CARRYING     FAIR     CARRYING     FAIR
(in millions of euros)                                      VALUE      VALUE      VALUE      VALUE      VALUE     VALUE
----------------------                                      -----      -----      -----      -----      -----     -----
Long-term debt (excluding capital
lease obligations)......................................      10         10         14         14         62         62
Forward foreign currency exchange
contracts - written.....................................      30        117         23         48          2         23
Forward foreign currency exchange
contracts - purchased...................................      (4)        (6)         1          4          2          3
Currency options - puts
written.................................................       1          2          1         --         --         --
Currency options - calls
written.................................................      16          2         19          3         17         10
Currency options - puts
purchased...............................................     (23)       (36)       (21)       (36)       (17)       (20)
Currency options - calls
purchased...............................................      (1)        (1)        (1)        (2)        --         (2)

Asset positions positive, liability positions negative


The Group considers that for cash and cash equivalents, accounts receivable, bank overdrafts, accounts payable and other short-term debt, carrying value is a reasonable estimate of fair value due to their short-term maturities and the readily available market for these types of instruments.

The following methods and assumptions were used by the Group in estimating the fair values of financial instruments:

      - Long-term debt (excluding capital lease obligations) - The carrying value of the Group's variable-rate long-term debt approximates to fair value. The fair value of long-term fixed rate debt has been estimated based on current interest rates available for debt instruments with similar terms, degrees of risk and maturities. Substantially all of the Group's long-term debt is variable rate.

      -     Forward foreign currency exchange contracts (written and purchased)
            - The fair value of forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates.

      - Foreign currency option contracts (written and purchased) - The fair value of foreign currency option contracts is obtained from dealer quotes. These values represent the estimated net amount the Group would receive or pay to terminate the agreements.

D.18.  CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The Group's contractual obligations and other commercial commitments as of December 31, 2003 comprise:

CONTRACTUAL OBLIGATIONS GIVEN                                                          Payments due by period
-----------------------------                                                  --------------------------------------
(in millions of euros)                                         Total        Under 1 year   1-5 years     Over 5 years
----------------------                                         -----        ------------   ---------     ------------
Long-term debt, excluding capital lease
obligations (Notes D.13 and D.16)...........................     13                3           6                4
Capital lease obligations (including interest)..............     62               10          24               28
Operating leases............................................    441               91         186              164
Irrevocable purchase obligations............................    150              138          12               --
Other long-term obligations.................................    226               88          98               40
                                                                ---              ---         ---              ---
TOTAL.......................................................    892              330         326              236
                                                                ===              ===         ===              ===



OTHER COMMERCIAL COMMITMENTS GIVEN                                                      Commitments by period
----------------------------------                                              --------------------------------------
(in millions of euros)                                          Total        Under 1 year  1-5 years      Over 5 years
----------------------                                          -----        ------------  ---------      ------------
Credit lines...............................................      --               --          --               --
Letters of credit..........................................      --               --          --               --
Guarantees:
-      given...............................................      64               14           5               45
-      received............................................     (75)             (59)         (1)             (15)
Repurchase commitments.....................................      --               --          --               --
Other commercial commitments...............................      --               --          --               --
                                                                ---              ---         ---              ---
TOTAL......................................................     (11)             (45)          4               30
                                                                ===              ===         ===              ===


LEASES

CAPITAL LEASES

Future minimum payments related to capital leases as of December 31, 2003 totaling 62 million euros and including interest payments of 12 million euros are scheduled to be made as follows:

(in millions of euros)                INTEREST PORTION     PRINCIPAL PORTION            TOTAL
----------------------                ----------------     -----------------            -----
2004                                                 3                     7               10
2005                                                 2                     6                8
2006                                                 1                     5                6
2007                                                 1                     4                5
2008                                                 1                     4                5
2009 and thereafter                                  4                    24               28
                                       ---------------      ----------------             ----
TOTAL                                               12                    50               62
                                       ===============      ================             ====

OPERATING LEASES

The Group leases certain of its properties and equipment used in the ordinary course of business. Future minimum payments under non-cancelable operating leases as of December 31, 2003 amounted to 441 million euros, and are scheduled to be made as follows:

(in millions of euros)                              DECEMBER 31, 2003
----------------------                              -----------------
2004.............................................                  91
2005.............................................                  63
2006.............................................                  47
2007.............................................                  39
2008.............................................                  37
2009 and thereafter..............................                 164
                                                                  ---
TOTAL............................................                 441
                                                                  ===

Rental expense recognized by the Group for each of the years ended December 31, 2003, 2002 and 2001 totaled 93 million euros, 87 million euros and 79 million euros respectively.

IRREVOCABLE PURCHASE OBLIGATIONS

These mainly comprise irrevocable commitments to suppliers of fixed assets, net of payments on account, and firm commitments to buy goods and services.

OTHER LONG-TERM OBLIGATIONS

As of December 31, 2003, these included royalties payable on the marketing of Arixtra(R) under the alliance agreements with Organon in countries other than the United States, Canada, Japan and Mexico. In return for taking over the rights, Sanofi-Synthelabo agreed to make phased payments to Organon up to a maximum of 100 million dollars contingent on approval of additional indications. Sanofi-Synthelabo also agreed to pay minimum royalties of 74 million dollars. On January 7, 2004, a new agreement was signed with Organon under which Sanofi-Synthelabo will acquire all Organon's rights to Arixtra(R) (see note E).

In addition, Sanofi-Synthelabo is required to pay minimum royalties of 7 million euros under three pharmaceutical license agreements.

As of December 31, 2003, Sanofi-Synthelabo owned 1,700,145 IDM shares, representing 12.54% of the capital. This percentage may change in the future due to (i) a commitment by Sanofi-Synthelabo, valid until July 31, 2004, to make an additional investment of 10 million euros in a further share issue, and (ii) the conversion of existing financial instruments giving access to the capital of IDM.

GUARANTEES GIVEN

These comprise 53 million euros of surety bonds and 11 million euros of real collateral.

GUARANTEES RECEIVED

These mainly comprise surety bonds.

SCOPE OF CONSOLIDATION

The Group does not use off balance sheet vehicles. All the Group's operations are reflected in the accounts of the companies included in the consolidation for each of the periods presented.

There are no commitments other than those disclosed above (notes D.17 and D.18) which are or may become material, except for those arising under collaboration agreements.

D.19.  OTHER COMMITMENTS, LITIGATION AND CLAIMS

COMMITMENT TO PURCHASE SHARES IN SUBSIDIARIES

In August 2003, Sanofi-Synthelabo signed an agreement with its partner Hangzhou Minsheng Pharmaceuticals Group giving it the option to acquire additional shares, taking its interest to 100%, in their joint subsidiary in China.

RESEARCH AND DEVELOPMENT COLLABORATIONS

The Group may be required to make payments to research and development partners under collaboration agreements. These agreements typically cover multiple products and give the Group the option to participate in development on a product-by-product basis. When the Group exercises an option with respect to a product, it pays its collaboration partner a fee and receives intellectual property rights to that product in exchange. The Group is also generally required to fund some or all of the development costs for products that it selects and to make payments to its partners when those products reach development milestones.

The Group's principal collaboration agreements are:

- A collaboration agreement with Cephalon for the development of angiogenesis inhibitors, in respect of which the payment for the first product could reach 32 million US dollars.

- Under a strategic collaboration agreement signed in 2001, IDM granted Sanofi-Synthelabo 20 development options on current and future research and development programs. For each option that leads to a commercially marketed product, IDM could receive a total of between 17 and 32 million euros, depending on the potential of the market, plus reimbursement of the development costs. Contractually, Sanofi-Synthelabo may suspend the development program for each option exercised at any time and without penalty. As of December 31, 2003, Sanofi-Synthelabo exercised only one option, relating to a program for the treatment of melanoma.

- There are two further contracts relating to research work which could give rise to deferred payments of between 1 and 4 million euros per molecule.

Because of the uncertain nature of the development work, it is impossible to predict if the Group will exercise an option for a product or if the expected milestones will be achieved, or to predict the number of molecules that will reach the relevant milestones. For this reason, it is impossible to estimate the maximum aggregate amount that Sanofi-Synthelabo will actually pay in the future under outstanding collaboration agreements. Given the nature of its business, it is highly unlikely that Sanofi-Synthelabo will exercise all options for all products or that all milestones will be achieved.

LITIGATION AND CLAIMS

Following the merger of Sanofi and Synthelabo, the Group was in dispute with its co-shareholders in the Yves Rocher Group, who rejected the registration in the name of the merged entity Sanofi-Synthelabo of the Group's shares in Financiere des Laboratoires de Cosmetologie Yves Rocher and Laboratoires de Biologie Vegetale Yves Rocher. They had previously been held by Sanofi.

Following the expert's conclusions in November 2001, and in accordance with the judgment, Laboratoires de Biologie Vegetale Yves Rocher arranged for the acquisition of the Group's interest in its capital. Pursuant to a judgment from the Rennes Appeal Court dated January 10, 2001, Sanofi-Synthelabo remains a shareholder of Financiere des Laboratoires de Cosmetologie Yves Rocher, with an interest of 39.1%.

During the first six months of 2001, both Sanofi-Synthelabo and Financiere des Laboratoires de Cosmetologie Yves Rocher appealed separately to the highest procedural court in France ("Cour de Cassation") on the appeal judgments. Their appeals were rejected on May 6, 2003.

ENVIRONMENTAL RISKS

The Group is involved in various stages of investigation and cleanup relating to environmental matters at certain locations. Whenever identified, the Group's practice is to determine the nature and scope of contingencies related to environmental remediation activity and obtain and accrue estimates of the cost of remediation. For each period presented, the estimates of cleanup costs have been accrued. As the Group continues its efforts to ensure compliance with environmental laws and regulations, additional contingencies may be identified. The Group does not believe that additional costs that could arise from environmental remediation activities will have a significant adverse effect on its financial position or results.

D.20.  PERSONNEL COSTS

Personnel costs, which include compensation and other benefits paid to employees leaving the Group during the period, totaled 1,992 million euros in the year ended December 31, 2003, against 1,937 million euros in the year ended December 31, 2002 and 1,708 million euros in the year ended December 31, 2001.

Employee numbers as of December 31, 2003, 2002 and 2001 were 33,086, 32,436 and 30,514 respectively.

Employee numbers by function as of December 31, 2003, 2002 and 2001 were as follows:

                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                   2003            2002            2001
                                ------------    ------------    ------------
Research and development .....     6,877           6,718           6,273
Sales force ..................    11,601          11,015          10,336
Production ...................     7,901           8,043           7,651
Other ........................     6,707           6,660           6,254
                                  ------          ------          ------
TOTAL ........................    33,086          32,436          30,514
                                  ======          ======          ======

Remuneration paid to the 13 key executive managers of the Group during the year ended December 31, 2003 totaled 8.8 million euros, against 7.5 million euros in the year ended December 31, 2002 (12 executives) and 6.2 million euros in the year ended December 31, 2001 (12 executives).

D.21.OTHER OPERATING INCOME/(EXPENSE), NET

In 2003, other operating income and expense, related mainly to operations with Bristol-Myers Squibb (see note C.1), represented a net gain of 248 million euros against 190 million euros in 2002, an increase of 30.5% relative to the previous year.

In 2003, Sanofi-Synthelabo's share of profits generated by Plavix(R) and Avapro(R) in North America, the territory managed by Bristol-Myers Squibb, amounted to 436 million euros, against 348 million euros in 2002. Conversely, profits passed on to Bristol-Myers Squibb in respect of the territory managed by Sanofi-Synthelabo totaled 172 million euros in 2003, compared with 142 million euros in 2002.

D.22. FINANCIAL INCOME/(EXPENSE), NET

This line includes a net foreign exchange gain of 103 million euros in 2003, compared with 48 million euros in 2002 and 5 million euros in 2001.

D.23.  EXCEPTIONAL ITEMS

Exceptional items for the years ended December 31, 2003, 2002 and 2001 comprise:

                                      YEAR ENDED         YEAR ENDED         YEAR ENDED
                                    DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
(in millions of euros)                      2003               2002               2001
-----------------------             ------------       ------------       ------------
Net gains on disposals .........        24                 10                281
Other exceptional items ........        --                 --                ---
                                        --                 --                ---
TOTAL ..........................        24                 10                281
                                        ==                 ==                ===

There were no material disposals in 2003 or 2002.

In 2001, net gains on disposals related principally to the four major divestitures during the period: Sylachim, Porges, Ela Medical and the direct holding in Laboratoires de Biologie Vegetale Yves Rocher (see note D.1). The gain on these four major divestitures included an allocation of part of the goodwill arising on the merger between Sanofi and Synthelabo, which was initially offset against consolidated shareholders' equity.

D.24. INCOME TAXES

The Group has opted for tax consolidations in a number of countries, principally France, Germany and the United States.

Pre-tax net income and the corresponding tax charge for the years ended December 31, 2003, 2002 and 2001 break down as follows:

                                YEAR ENDED           YEAR ENDED           YEAR ENDED
                              DECEMBER 31,         DECEMBER 31,         DECEMBER 31,
(in millions of euros)                2003                 2002                 2001
-----------------------       ------------         ------------         ------------
PRE-TAX NET INCOME
France ....................      1,473                1,357                1,317
Rest of the world .........      1,644                1,215                1,097
                                ------               ------               ------
TOTAL .....................      3,117                2,572                2,414
                                ======               ======               ======
INCOME TAX:
France ....................       (426)                (335)                (473)
Rest of the world .........       (632)                (411)                (369)
                                ------               ------               ------
TOTAL .....................     (1,058)                (746)                (842)
                                ======               ======               ======

The income tax charge for the years ended December 31, 2003, 2002 and 2001 comprises:

                                YEAR ENDED           YEAR ENDED          YEAR ENDED
                              DECEMBER 31,         DECEMBER 31,        DECEMBER 31,
(in millions of euros)                2003                 2002                2001
------------------------      ------------         ------------        ------------
Current taxation .......       (1,076)                (794)                (906)
Deferred taxation ......           18                   48                   64
                               ------                 ----                 ----
TOTAL ..................       (1,058)                (746)                (842)
                               ======                 ====                 ====

                                                    YEAR ENDED             YEAR ENDED           YEAR ENDED
                                                  DECEMBER 31,           DECEMBER 31,         DECEMBER 31,
(in millions of euros)                                    2003                   2002                 2001
-----------------------                           ------------           ------------         ------------
Tax on income before exceptional items              (1,049)                (745)                (778)
Tax on exceptional items .............                  (9)                  (1)                 (64)
                                                    ------                 ----                 ----
TOTAL ................................              (1,058)                (746)                (842)
                                                    ======                 ====                 ====

The difference between the effective tax rate and the standard corporate income tax rate applicable in France for each of the years ended December 31 2003, 2002 and 2001 is explained as follows:

                                                                   YEAR ENDED       YEAR ENDED        YEAR ENDED
                                                                 DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
(as %)                                                                   2003             2002              2001
---------------------------------------------------              ------------     ------------      ------------
Tax rate applicable in France .......................               35                35                36
Impact of income tax at reduced rate in France ......               (3)               (4)               (3)
Lorex Pharmaceuticals ...............................               --                (1)               --
Other ...............................................                2                (1)                3
                                                                    --                --                --
Effective tax rate on income before exceptional items
                                                                    34                29                36
                                                                    --                --                --
Impact of exceptional items .........................               --                --                (1)
                                                                    --                --                --
Effective tax rate ..................................               34                29                35
                                                                    ==                ==                ==

As indicated in note C.2, Lorex Pharmaceuticals has been fully consolidated by the Group since January 1, 2002. Net income before exceptional items and goodwill amortization therefore includes all the profits and losses of Lorex Pharmaceuticals, including the share of net income reverting to Pharmacia-Searle for the period from January 1, 2002 through April 15, 2002. Because Lorex Pharmaceuticals is a tax-transparent entity, the "Income taxes" line includes only the charge attributable to the Group. This had the effect of reducing the effective tax rate by 1.2 points during the year ended December 31, 2002.

The "Other" line includes the difference between the French tax rate and the tax rate applicable in other countries and the impact of the revaluation of certain of the Group's tax exposures.

Income tax payments made by the Group totaled 908 million euros in 2003, 1,120 million euros in 2002 and 449 million euros in 2001.

D.25. MINORITY INTERESTS

In 2002, minority interests mainly comprised the share in the net income of Lorex Pharmaceuticals reverting to Pharmacia-Searle for the period from January 1, 2002 through April 15, 2002 (see note C.2).

D.26. RELATED PARTY TRANSACTIONS

Financial relations with the Total and L'Oreal groups were not material as of December 31, 2003, 2002 and 2001.

D.27. SPLIT OF NET SALES

The Group is not dependent on any single customer or group of customers for its sales.

Products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, wholesalers and other distributors.

Sales of selected products for each of the years ended December 31, 2003, 2002 and 2001 are as follows:

                                         DECEMBER 31,        DECEMBER 31,       DECEMBER 31,
(in millions of euros)                           2003                2002               2001
-----------------------------            ------------        ------------       ------------
Stilnox(R)/Ambien(R)/Myslee(R)              1,345              1,424                786
Plavix(R) ....................              1,325                987                705
Eloxatin(R) ..................                824                389                196
Aprovel(R)/Avapro(R) .........                683                562                423
Fraxiparine(R) ...............                319                324                297
Depakine(R) ..................                277                267                243
Xatral(R) ....................                222                182                148
Solian(R) ....................                148                135                116
Cordarone(R) .................                146                162                162
Tildiem(R) ...................                131                141                152

D.28. SEGMENT INFORMATION

The Group operates in one significant business segment: the research and development, production and sale of pharmaceutical products.

The Group has aggregated all its ethical product lines because they have close similarities in terms of regulatory environment, production process, distribution methods and customer profile. The Group's generics and OTC activities are not material, and have been aggregated with its ethical activities.

The Group mainly operates in three geographical segments: "Europe", "the United States" and "Other countries".

The table below gives net sales, operating profit, total assets and long-lived assets by geographical segment. Net sales and operating profit are allocated based on the location of the end customer. Total assets and long-lived assets are allocated based on the location of the subsidiary.

YEAR ENDED DECEMBER 31, 2003

                                                                       United              Other        Unallocated
(in millions of euros)                  Total          Europe          States            countries       costs (1)
                                        -----          ------         -------            ---------      -----------
Net sales...........................    8,048          4,693            1,912              1,443              --
Operating profit....................    3,075          1,874            2,025                561          (1,385)
                                        -----          -----            -----                ---          ------
Total assets........................    9,749          7,381            1,728                640              --
Including long-lived assets.........    2,712          1,756              823                133              --
                                        =====          =====              ===                ===          ======

Net sales generated in France and long-lived assets situated in France, where the Group is headquartered, totaled 1,646 million euros and 1,225 million euros respectively as of December 31, 2003.

YEAR ENDED DECEMBER 31, 2002

                                                                       United             Other         Unallocated
(in millions of euros)                  Total         Europe           States            countries       costs (1)
-----------------------------           -----         ------           ------            ---------      -----------
Net sales...........................    7,448          4,297            1,689              1,462              --
Operating profit....................    2,614          1,633            1,781                522          (1,322)
                                        -----          -----            -----                ---          ------
Total assets........................    9,459          6,968            1,814                677              --
Including long-lived assets.........    2,899          1,715            1,052                132              --
                                        =====          =====            =====                ===          ======

Net sales generated in France and long-lived assets situated in France, where the Group is headquartered, totaled 1,584 million euros and 1,182 million euros respectively as of December 31, 2002.

YEAR ENDED DECEMBER 31, 2001

                                                                       United             Other         Unallocated
(in millions of euros)                  Total         Europe           States            countries        costs (1)
---------------------------             -----         ------           ------            ---------      -----------
Net sales...........................    6,488          3,877            1,098              1,513              --
Operating profit....................    2,106          1,427            1,311                456          (1,088)
                                        -----          -----            -----                ---          ------
Total assets........................    9,967          7,924            1,321                722              --
Including long-lived assets.........    2,296          1,558              602                136              --
                                        =====          =====              ===                ===          ======

Net sales generated in France and long-lived assets situated in France, where the Group is headquartered, totaled 1,487 million euros and 1,096 million euros respectively as of December 31, 2001.

(1) UNALLOCATED COSTS CONSIST MAINLY OF FUNDAMENTAL RESEARCH AND WORLDWIDE DEVELOPMENT OF PHARMACEUTICAL MOLECULES, AND PART OF THE COST OF SUPPORT FUNCTIONS.

E.       POST BALANCE SHEET EVENTS

On January 7, 2004, Sanofi-Synthelabo reached agreement with Organon to acquire all Organon's rights relating to Arixtra(R), idraparinux and other oligosaccharides (see note C.3). The price of this transaction is based largely on future sales.

As well as taking over all ongoing development programs, Sanofi-Synthelabo will bear all research and development costs. In return, the phased payments described in note D.18 are canceled.

                                   ***********

On January 26, 2004, Sanofi-Synthelabo announced a share and cash offer for the shares of Aventis. This offer, driven by a compelling strategic rationale, will deliver strong, sustainable and profitable growth.

If the bid succeeds, it will create the no.1 in Europe and no.3 in the world in the pharmaceuticals industry.

The new group will benefit from a large portfolio of high-growth drugs and enjoy firmly established positions in key fast-growth therapeutic fields such as cardiovascular, thrombosis, cancer, diabetes, central nervous system, urology, internal medicine and human vaccines.

Annual synergies are expected to be 1.6 billion euros before tax, with 10% achievable in 2004, 60% in 2005 and 100% from 2006. Integration and restructuring costs are forecast at around 2 billion euros.

The offer was approved unanimously by the Board of Directors of Sanofi-Synthelabo on January 25, 2004 and is fully supported by Total and L'Oreal, Sanofi-Synthelabo's principal shareholders.

The principal terms of the offer are as follows:

- A standard entitlement of 5 Sanofi-Synthelabo shares(1) and 69 euros in cash for 6 Aventis shares(1);

- An all stock election: 35 Sanofi-Synthelabo shares(1) for 34 Aventis shares(1);

-        An all cash election: 60.43 euros in cash for each Aventis share(1);

- Aventis shareholders can opt for any or a combination of the above, provided that, in aggregate, 81% of the Aventis shares tendered will be exchanged for Sanofi-Synthelabo shares and 19% of the Aventis shares tendered will be exchanged for cash.

The offer is conditional upon obtaining over 50% of the issued share capital and voting rights of Aventis on a fully diluted basis, as well as completion of the review by the American Antitrust Authorities.

A General Meeting of Sanofi-Synthelabo shareholders will be convened to approve the issuance of the new shares to be exchanged for the Aventis shares tendered.

Sanofi-Synthelabo estimates that the offer should be completed during the second quarter of 2004.

In connection with this offer, Sanofi-Synthelabo announced that it had begun the process of divesting its interests in Arixtra(R) and Fraxiparine(R).

                                   ***********

--------
(1) dividend attached

On January 30, 2004, the Sanofi-Synthelabo Group reached agreement with Taisho Pharmaceutical Co. Ltd. to acquire the latter's 49% interest in the Sanofi-Synthelabo-Taisho Pharmaceutical Co. Ltd. joint venture. This joint venture markets the anti-arrhythmic Ancaron(R) (amiodarone hydrochloride) in Japan.

F. LIST OF COMPANIES INCLUDED IN THE CONSOLIDATION FOR THE YEAR ENDED DECEMBER 31, 2003

F.1.     FULLY CONSOLIDATED

                                                                            Financial
                                                                             interest
EUROPE                                                                           %
-----------------------------------------------                             ---------
Lichtenstein GmbH........................................   Germany            100
Lichtenstein Verwaltungs GmbH............................   Germany            100
Sanofi-Synthelabo GmbH...................................   Germany            100
Sanofi-Synthelabo Holding GmbH...........................   Germany            100
Sanofi-Synthelabo Gesmbh / Bristol-Myers Squibb GesmbH
 OHG (1).................................................   Austria             51
Sanofi-Synthelabo GmbH...................................   Austria            100
Sanofi-Synthelabo SA/ NV.................................   Belgium            100
Sanofi-Synthelabo A/S....................................   Denmark            100
Sanofi Winthrop BMS partnership (1)......................   Denmark             51
Sanofi-Synthelabo SA.....................................   Spain              100
Synthelabo SA............................................   Spain              100
Sanofi Winthrop BMS partnership (1)......................   Finland             51
Sanofi-Synthelabo OY.....................................   Finland            100
Dakota Pharm.............................................   France             100
Francopia................................................   France             100
Groupement Fabrication Pharmaceutique....................   France             100
Institut d'edition Sanofi-Synthelabo (2).................   France             100
Laboratoires Irex........................................   France             100
Sanofi Developpement Pharma..............................   France             100
Sanofi Chimie ...........................................   France             100
Sanofi Participation.....................................   France             100
Sanofi Pharma Bristol-Myers Squibb (1)...................   France              51
Sanofi-Synthelabo........................................   France             100
Sanofi-Synthelabo France  ...............................   France             100
Sanofi-Synthelabo Groupe.................................   France             100
Sanofi-Synthelabo OTC....................................   France             100
Sanofi-Synthelabo Recherche..............................   France             100
Sanofi Winthrop Industries...............................   France             100
Secipe...................................................   France             100
SPI......................................................   France             100
Synthelabo Biomedical (2)................................   France             100
Sanofi-Synthelabo A.E....................................   Greece             100
Chinoin..................................................   Hungary             99
Sanofi-Synthelabo RT.....................................   Hungary            100
Sanofi-Synthelabo Ireland Ltd............................   Ireland            100
Inverni Della Beffa Spa..................................   Italy              100
Sanofi-Synthelabo OTC Spa................................   Italy              100
Sanofi-Synthelabo Spa....................................   Italy              100
Sanofi-Synthelabo AS.....................................   Norway             100
Sanofi Winthrop BMS partnership ANS(1)...................   Norway              51
Sanofi-Synthelabo BV.....................................   Netherlands        100
Sanofi-Synthelabo Polholding BV .........................   Netherlands        100
Sanofi-Synthelabo Row BV.................................   Netherlands        100
Sanofi Winthrop BMS VOF(1)...............................   Netherlands         51
Synthelabo Netherlands BV................................   Netherlands        100
Sanofi-Synthelabo Sp Zoo ................................   Poland             100
Irex Promocao e Comercializacao de produtos
 farmaceuticos Lda.......................................   Portugal           100

(1) JOINT VENTURE WITH BRISTOL-MYERS SQUIBB, CONSOLIDATED USING THE METHOD DESCRIBED IN NOTE C.1.

(2)      COMPANY LIQUIDATED DURING THE YEAR

                                                                            Financial
                                                                             interest
EUROPE                                                                           %
-----------------------------------------------                             ---------
Sanofi-Synthelabo Produtos Farmaceuticos SA............  Portugal             100
Sanofi Winthrop BMS AEIE(1)............................  Portugal              51
Sanofi-Synthelabo sro..................................  Czech Republic       100
Laboratoires Irex Sro .................................  Czech Republic       100
Sanofi-Synthelabo Ltd..................................  United Kingdom       100
Sanofi-Synthelabo UK Ltd...............................  United Kingdom       100
Sterwin Medicines Ltd..................................  United Kingdom       100
Sanofi-Synthelabo Slovakia s.r.o. .....................  Slovakia             100
Sanofi Winthrop BMS partnership(1).....................  Sweden                51
Sanofi-Synthelabo AB...................................  Sweden               100
Sanofi SA-AG (Geneve)..................................  Switzerland          100
Sanofi-Synthelabo (Switzerland) SA.....................  Switzerland          100
Synthelabo Pharma Suisse (3)...........................  Switzerland          100
Sanofi-Synthelabo CIS & Easterncountries SA ...........  Switzerland          100
Dogu Ilac Veteriner Urunleri SA........................  Turkey               100
Sanofi-Synthelabo Ilac AS..............................  Turkey               100
Sanofi-Dogu BMS ADI Ortakligi partnership(1)...........  Turkey                51

                                                                            Financial
                                                                             interest
UNITED STATES                                                                    %
-----------------------------------------------                             ---------
Lorex Pharmaceuticals Inc..............................  USA                 100
Sanofi-Synthelabo Inc .................................  USA                 100
Lorex Inc .............................................  USA                 100

                                                                            Financial
                                                                             interest
OTHER COUNTRIES                                                                  %
-----------------------------------------------                             ---------
JV Omnipharma (Pty) Limited............................  South Africa         100
Sanofi-Synthelabo (Pty) Ltd............................  South Africa         100
Institut Medical Algerien (IMA) .......................  Algeria              100
Sanofi-Synthelabo de Argentina SA......................  Argentina            100
Sanofi-Synthelabo Australia Pty Ltd....................  Australia            100
Sanofi-Synthelabo do Brasil Ltda.......................  Brazil               100
Sanofi-Synthelabo Ltda.................................  Brazil               100
Sanofi-Synthelabo Canada Inc...........................  Canada               100
Sanofi-Synthelabo de Chile.............................  Chile                100
Hangzhou Sanofi-Synthelabo Minsheng Pharma Co Ltd......  China                 75
Lakor Farmaceutica SA..................................  Colombia             100
Pacifico Pharma........................................  Colombia             100
Sanofi-Synthelabo de Colombie SA.......................  Colombia             100
Sanofi-Synthelabo Korea Co Ltd.........................  Korea                100
Sanofi-Synthelabo del Ecuador SA.......................  Ecuador              100
Sanofi-Synthelabo HK Ltd...............................  Hong Kong            100
Sanofi BMS Hong-Kong (1)...............................  Hong Kong             51
Sanofi-Synthelabo India Ltd............................  India                100
PT Sanofi-Synthelabo Combiphar ........................  Indonesia             70
Sanofi-Synthelabo Meiji Pharmaceuticals Co Ltd.........  Japan                 51
Sanofi-Synthelabo Taisho Pharmaceuticals Co Ltd........  Japan                 51
Sanofi-Synthelabo Yamanouchi Pharmaceuticals KK........  Japan                 51
Sanofi-Synthelabo KK...................................  Japan                100
Sanofi-Synthelabo (Malaysia) SDN-BHD...................  Malaysia             100
Sanofi-Synthelabo BMS Malaysia partnership (1).........  Malaysia              51
Laboratoires Maphar....................................  Morocco               81


(1) JOINT VENTURE WITH BRISTOL-MYERS SQUIBB, CONSOLIDATED USING THE METHOD DESCRIBED IN NOTE C.1.

(3)      COMPANY ABSORBED BY OTHER CONSOLIDATED COMPANIES DURING THE YEAR

                                                                            Financial
                                                                             interest
OTHER COUNTRIES                                                                  %
-----------------------------------------------                             ---------
Sanofi-Synthelabo Maroc................................  Morocco             100
Rudefsa................................................  Mexico              100
Sanofi-Synthelabo de Mexico SA.........................  Mexico              100
Sanofi-Synthelabo (NZ) Ltd ............................  New Zealand         100
Sanofi-Synthelabo Panama...............................  Panama              100
Sanofi-Synthelabo del Peru SA..........................  Peru                100
Synthelabo Delagrange del Peru (3).....................  Peru                100
Sanofi-Synthelabo Philippines Inc......................  Philippines         100
Sanofi-Synthelabo de la Republica Dominicana...........  Dominican Rep.      100
Sanofi BMS (1).........................................  Singapore            51
Sanofi-Synthelabo (Singapore) Pte Ltd..................  Singapore           100
Fujisawa Sanofi-Synthelabo Pharmaceuticals Co Ltd .....  Taiwan               51
Sanofi-Synthelabo Taiwan Limited.......................  Taiwan              100
Sanofi-Synthelabo (Thailand) Ltd.......................  Thailand            100
Synthelabo (Thailand) Ltd..............................  Thailand            100
Sanofi-Synthelabo Adwya SA.............................  Tunisia              51
Sanofi-Synthelabo Tunisie..............................  Tunisia              70
Sanofi-Synthelabo Uruguay SA...........................  Uruguay             100
Sanocore de Venezuela S.A.(3)..........................  Venezuela           100
Sanofi-Synthelabo de Venezuela SA......................  Venezuela           100
Sanofi-Synthelabo Vietnam..............................  Vietnam              70


F.2.     EQUITY-ACCOUNTED

                                                                           Financial
                                                                           interest
EUROPE                                                                         %
-----------------------------------------------                            ---------
CKW Pharma-Extrakt ..................................   Germany              50
Belgopia SA NV ......................................   Belgium              49
Alcaliber SA ........................................   Spain                40
Financiere des Laboratoires de Cosmetologie
 Yves Rocher (4).....................................   France               39

Sofarimex............................................   Portugal             40


F.3.     PROPORTIONATELY CONSOLIDATED

                                                                           Financial
                                                                           interest
EUROPE                                                                         %
-----------------------------------------------                            ---------
Synthelabo Tanabe Chimie..............................  France               50
Fonda BV..............................................  Netherlands          50


                                                                           Financial
                                                                           interest
UNITED STATES                                                                 %
-----------------------------------------------                            ---------
Organon - Sanofi-Synthelabo LLC.......................  USA                 50

                                                                           Financial
                                                                           interest
OTHER COUNTRIES                                                                %
-----------------------------------------------                            ---------
Organon Sanofi-Synthelabo Canada Partnership .........  Canada              50
Fujisawa Sanofi-Synthelabo............................  Japan               51
Organon Sanofi-Synthelabo Mexico SA de CV.............  Mexico              50
Fujisawa Sanofi-Synthelabo Pharmaceuticals
 company Limited .....................................  Taiwan              51

The main non-consolidated companies are presented in note D.6.

(1) JOINT VENTURE WITH BRISTOL-MYERS SQUIBB, CONSOLIDATED USING THE METHOD DESCRIBED IN NOTE C.1.

(3)      COMPANY ABSORBED BY OTHER CONSOLIDATED COMPANIES DURING THE YEAR

(4) BASED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF FINANCIERE DES LABORATOIRES DE COSMETOLOGIE YVES ROCHER

[SANOFI-SYNTHELABO LOGO]

CONSOLIDATED FINANCIAL SUMMARY

in millions of euros                                Year ended       Year ended        Year ended      Year ended     6 months ended
                                                    December 31,     December 31,      December 31,    December 31,     December 31,
                                                           2003             2002              2001            2000             1999
----------------------------------------            -----------      -----------       -----------     -----------     -------------
FINANCIAL POSITION AT PERIOD-END

Share capital .................................           1,466            1,465             1,464           1,463            1,462
Number of shares in issue .....................     732,848,072      732,367,507       732,005,084     731,441,746      731,143,218

Net sales .....................................           8,048            7,448             6,488           5,963            2,658
Operating profit ..............................           3,075            2,614             2,106           1,577              531

Operating cash flow before changes in working
 capital ......................................           2,428            2,260             1,732           1,295              466
Net income before income from equity investees,
 goodwill amortization and minority interests..           2,067            1,834             1,579             995              344

Net income ....................................           2,076            1,759             1,585             985              342

Dividends .....................................                              579               473             317               --


PER SHARE DATA (IN EUROS)

Net income before income from equity investees,
 goodwill amortization and minority interests..            2.94             2.52              2.16            1.36             0.47

Net income ....................................            2.95             2.42              2.17            1.35             0.47
                                                    -----------      -----------       -----------     -----------      -----------
Dividends (net) ...............................                             0.84              0.66            0.44             --
                                                    -----------      -----------       -----------     -----------      -----------